DRIVER MANAGEMENT COMPANY LLC

The Case for Change at First United

MAY 11, 2020

DISCLAIMER

This presentation and any of the information contained herein (this "Presentation") is for general informational purposes only and is not complete. Under no circumstances is this Presentation intended to be, nor should it be construed as advice or a recommendation to enter into or conclude any transaction or buy or sell any security (whether on the terms shown herein or otherwise). This Presentation should not be construed as legal, tax, investment, financial or other advice. Additionally, this Presentation should not be construed as an offer to buy any investment in any fund or account managed by Driver Management Company LLC ("Driver"). All investments involve risk, including the risk of total loss.

This Presentation is not an advertisement. The purpose of this Presentation is to communicate Driver's views regarding the companies discussed herein, including First United Corporation ("First United" or the "Company"). In making this Presentation available for distribution, Driver is not acting as an investment adviser with respect to any recipient of this Presentation. Any mention within this Presentation of Driver's research process is incidental to the presentation of Driver's views regarding the companies described herein.

The views contained in this Presentation represent the opinions of Driver as of the date hereof. Driver reserves the right to change any of its opinions expressed herein at any time, but is under no obligation to update the data, information or opinions contained herein. The information contained in this Presentation may not contain all of the information required in order to evaluate the value of the companies discussed in this Presentation.

The views expressed in this Presentation are based on publicly available information, including information derived or obtained from filings made with the Securities and Exchange Commission and other regulatory authorities and from third parties. Driver recognizes that there may be nonpublic or other information in the possession of the companies discussed herein that could lead these companies and others to disagree with Driver's conclusions. Driver has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No agreement, arrangement, commitment or understanding exists or shall be deemed to exist between or among Driver and any third party or parties by virtue of furnishing this Presentation.

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TABLE OF CONTENTS

EXECUTIVE SUMMARY

ABOUT DRIVER MANAGEMENT COMPANY

Firm Overview

- Driver Management Company LLC ("Driver") employs a valued-oriented, event-driven investment strategy that focuses exclusively on equities in the U.S. banking sector

- Founder and Managing Partner, Abbott Cooper, has decades of experience as an investor and an advisor in the banking sector

- Is the largest shareholder of First United Corporation ("First United" or the "Company"), beneficially owns approximately 5% of outstanding common stock

Strong Track Record

- Driver's select activist and constructive positions:



Catalyst for increased return of capital to shareholders through privately negotiated and open market stock repurchases during 2019



Catalyst for sale to S&T Bancorp, Inc. in 2019

FIRST UNITED'S RECORD OF VALUE CREATION THIS CENTURY SIGNIFICANTLY LAGS PEERS



Indexed TBVPS + Common Dividends Declared (%)
250
200
150
100
50
FY2000
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008
FY2009
FY2010
FY2011
FY2012
FY2013
FY2014
FY2015
FY2016
FY2017
FY2018
FY2019
First United
Proxy Peers
Geographic Peers

Common dividends declared added to tangible book value per share ("TBVPS") to account for regulatory prohibition on First United paying dividends on its stock from November 2010 to May 2018 to preserve capital

Note: Proxy peers and geographic peers represent median values for peer company sets listed on page 73
Source: S&P Global Market Intelligence

First United's corporate governance practices and policies insulate Management and the Board of Directors (the "Board") from accountability

A Classified Board



Combined Chairman and CEO Role, Mandated by Company Bylaws



Excessive Tenure – Average Tenure is More Than 15 Years



Shareholders have No Rights to Amend Bylaws



No Practical Ability for Shareholders to Act by Written Consent or Call Special Meetings



Supermajority Approval Required to Amend Charter



First United has gone to ridiculous lengths to tilt the playing field by hiding behind an irrational Maryland law that restricts shareholder access to the stock ledger to <u>holders of record</u> of more than <u>5%</u> of a class of stock for <u>more than six months</u>

ANDREW D. BULGIN
410.576.4280
Fax 410.576.4196
abulgin@gfrlaw.com

233 EAST REDWOOD STREET
BALTIMORE, MARYLAND 21202-3332
410.576.4000
www.gfrlaw.com

May 3, 2020

VIA E-MAIL (crichman@dtcc.com) & FEDERAL EXPRESS

Cede & Co.
c/o The Depository Trust Company
55 Water Street, 25th Floor
New York, New York 10041
Attn: Chad Richman

Re: First United Corporation
        Shares of Common Stock/CUSIP No. 33741H107
        BofA Securities, Inc. – OTC Participant #5198 & 161

First, the Demand Letter was signed by Cede and states that Cede was the record owner of 353,137 shares (the "***Shares***") of the Company's common stock (the "***Common Stock***") as of August 28, 2019, which date was more than seven months prior to the Section 2-513 demand. Please provide us with a certification as to the number of shares of Common Stock of which Cede was the record owner as of April 9, 2020, the date of the Demand Letter, and that Cede has been the record owner of at least five percent of the outstanding shares of Common Stock at all times during the six months immediately preceding April 9, 2020 (the "***Ownership Certification***") so that the Company can confirm that Cede is a qualifying stockholder under Section 2-513 of the MGCL.

Note: The "vast majority of publicly traded shares in the United States are registered on the company's books . . . in the name of 'Cede & Co.,' the name used by the Depository Trust Company." In re: appraisal of Dell Inc. CA No. 9322-VCL Del. Ch. July 13, 2015
Source: https://renovatemybank.com/wp-content/uploads/2020/05/Letter-to-Cede-Books-and-Records.pdf

DRIVER HAS NOMINATED HIGHLY-QUALIFIED, INDEPENDENT CANDIDATES

It is time to proactively change the status quo on First United's entrenched Board of Directors

If Driver's three nominees are elected to the eleven-member Board,
they will work to:

Add Independent Perspectives to the Board 	Enhance Transparency 	Improve Strategic Thinking to Protect and Increase Shareholder Value 
Eliminate Cronyism 	Implement Best Practices in Corporate Governance 	Promote Accountability and Alignment of Interests with Shareholders 

Driver's high-caliber nominees are <u>completely independent from Driver</u>

THE CASE FOR CHANGE

FIRST UNITED CORPORATION (NASDAQ: FUNC)
MARKET CAP: $ 104MM / P/TBV: 0.97x / HQ: OAKLAND, MD

Chairman, President & CEO: Carissa L. Rodeheaver **CFO:** Tonya K. Sturm **Lead Director:** John W. McCullough

Financial Highlights

($ 000s)	2016	2017	2018	2019	2020 YTD
Total Assets	1,317,675	1,335,867	1,383,760	1,442,027	1,461,482
Total Gross Loans	891,588	892,089	1,007,150	1,051,431	1,053,732
Total Deposits	1,014,229	1,039,390	1,067,527	1,142,031	1,172,394
Total Equity	113,698	108,390	117,066	125,940	118,518
Net Income	7,281	5,269	10,667	13,129	1,755
Efficiency Ratio	73.2%	71.1%	70.3%	69.5%	68.1%
Net Interest Margin	3.2%	3.4%	3.7%	3.7%	3.7%
Core ROAA	0.5%	0.6%	0.8%	0.9%	0.5%
Core ROAE	6.0%	7.3%	9.3%	9.7%	5.7%
Total Loans / Deposits	87.9%	85.8%	94.3%	92.1%	89.9%
TCE / TA	6.3%	7.4%	7.7%	8.0%	7.4%
Total Capital Ratio (%)	16.7%	16.0%	15.9%	16.3%	16.0%
Leverage Ratio (%)	11.0%	11.0%	11.5%	11.8%	11.5%

Branch Map


PA
MD
WV
VA

Loan Composition


Consumer
3%
Other
1%
C&I
11%
Constr.
12%
CRE
29%
Single Family
35%
Multifamily
3%
HELOC
6%

MRQ Yield on Loans: 4.90%

Deposit Composition


Retail
15%
Jumbo
7%
MMDAs +
Savings
62%
NOW & Other
4%
Demand
12%

MRQ Cost of Deposits: 0.65%

Source: S&P Global Market Intelligence. Loan and Deposit Composition based on bank level data; Market data as of 5.8.2020

DRIVER MANAGEMENT COMPANY LLC 11

Summary of Driver's engagement with First United

- March 26, 2019: Driver first publicly calls for First United to explore a sale
- September 5, 2019: Driver files initial 13D
- December 3, 2019: Driver nominated three candidates for election to First United's Board
- February 11, 2020: First United announces completion of "strategic reviews"; intends to continue "executing on [First United's] current strategy, rather than pursuing a sale"
- March 25, 2020: Driver suspends settlement negotiations with First United due to concerns that—given the First United Board's disastrous performance prior to, during and following the 2007-2009 Financial Crisis, the First United Board's failure to learn any lessons from the Financial Crisis, First United's excessive concentration of construction and development loans and meager earnings power—incremental change was insufficient and only meaningful change on First United's Board would protect shareholder value


First United Stock Price Performance
March 24, 2019 – May 8, 2020
FEB 11
First United issues press release committing to standalone strategy
LATE FEB
U.S. markets react to COVID-19
OCT 1
Rangeley calls for sale
MARCH 26
Driver first calls for sale
SEPT 5
Driver files 13D, calls for sale
NOV 8
Johnny Guerry calls for sale
NOV 19
Driver says it'll nominate three directors
DEC 13
First United reaches highest price since 2004
$16.80
$17.53
$22.10
$22.28
$22.00
$23.40
$23.53
$24.48
$24.50
$24.23
$24.19
$23.91
$12.20
$13.70
$14.95
26
25
24
23
22
21
20
19
18
17
16
15
14
13
12
11
3/25/2019
3/26/2019
9/5/2019
9/26/2019
10/1/2019
10/30/2019
11/8/2019
11/19/2019
12/13/2019
12/16/2019
2/7/2020
2/11/2020
3/23/2020
4/17/2020
5/8/2020

Source: S&P Global Market Intelligence

Overview of Peer Group selections for analysis

Driver utilized three separate peer groups:

Name	Description	Why Used
Proxy Peers	Peer group utilized by First United for compensation purposes in its 2020 Proxy Statement	Driver assumes that First United considers these companies to be comparable to First United
Geographic Peers	Selected publicly traded banks with assets between $1-3bln located in Maryland, Pennsylvania, West Virginia, Virginia and Ohio	Driver considered these companies to be comparable to First United based on size, demographics and markets
SNL U.S. Bank $1B-$5B Index ("SNL U.S. Bank" or "SNL Bank Index" or "SNL Index")	Index compiled and maintained by S&P Global Market Intelligence that includes all publicly traded banks listed on NYSE, NYSE American and NASDAQ with assets between $1-5bln	Broad index of all publicly traded banks of similar size to First United

Additional Detail Regarding Proxy Peers and Geographic Peers Is Provided in Appendix



FIRST UNITED HAS NEVER BEEN A HIGH PERFORMING BANK

Relative Performance VS Small Cap Banks

- Return on Equity 211 out of 777
- Non-Performing Assets 355 out of 777
- Efficiency Ratio 338 out of 777
- ***Overall: 249 out of 777***

Top 32%!

Banking my way.

Source: 2006 Shareholders' Meeting https://www.sec.gov/Archives/edgar/data/763907/000114420406016700/v041191_ex99-1.htm

Growth of tangible book value per share ("TBVPS") is the best measure of value creation

- Not impacted by valuation multiple expansion or contraction

- TBVPS generally represents the "floor" on bank valuation; theoretical liquidation value

- Common dividends declared are added to TBVPS to account for the 27 consecutive quarters when First United was prohibited by regulators from paying a dividend



Indexed TBVPS + Common Dividends Declared (%)

Note: TBVPS represents common shareholders' equity (i.e. total shareholders' equity less preferred stock) less goodwill and other identifiable intangible assets assets divided by common shares
Data set: 12/31/1999 – 12/31/2019
Source: S&P Global Market Intelligence

Based on price to tangible book value ("P/TBV"), First United has traded at a discount to peers for nearly 20 years

For more than a third of that time, First United has traded below theoretical liquidation value



Price to Tangible Book Value (%)

First United | SNL Bank Index | Proxy Peers | Geographic Peers | Theoretical Liqudation Value

Data set: 12/31/1999 – 3/25/2019 (the day before Driver first publicly called for a sale)
Source: S&P Global Market Intelligence

FIRST UNITED UNDERPERFORMS PEERS ACROSS THREE KEY RATIOS

First United has consistently underperformed peers based on three important metrics regarding profitability, asset quality and operating leverage



Core Return on Assets (%)
1.50
1.00
0.50
0.00
-0.50
FY2000 FY2001 FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008 FY2009 FY2010 FY2011 FY2012 FY2013 FY2014 FY2015 FY2016 FY2017 FY2018 FY2019
First United
Proxy Peers
Geographic Peers
SNL Index



Non-Performing Assets to Assets (%)
5.00
4.00
3.00
2.00
1.00
0.00
FY2000 FY2001 FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008 FY2009 FY2010 FY2011 FY2012 FY2013 FY2014 FY2015 FY2016 FY2017 FY2018 FY2019
First United
Proxy Peers
Geographic Peers
SNL Index



Efficiency Ratio (%)
80.00
75.00
70.00
65.00
60.00
55.00
50.00
FY2000 FY2001 FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008 FY2009 FY2010 FY2011 FY2012 FY2013 FY2014 FY2015 FY2016 FY2017 FY2018 FY2019
First United
Proxy Peers
Geographic Peers
SNL Index

In addition to underperforming peers based on these three key ratios, these charts also illustrate that:

1. First United was disproportionately adversely affected by 2007-2009 Financial Crisis;
2. First United did not begin to recover from the Financial Crisis until after peers; and
3. First United's pace of recovery from the Financial Crisis has significantly lagged peers

Source: S&P Global Market Intelligence

Note: Core ROAA: Core Income as percentage of average assets; Core Income: Net income after taxes and before extraordinary items, less net income attributable to noncontrolling interest, gain on the sale of held to maturity and available for sale securities, amortization of intangibles, goodwill and non recurring items; Efficiency Ratio: Noninterest expense before foreclosed property expense, amortization of intangibles, and goodwill impairments as a percent of net interest income (fully taxable equivalent, if available) and noninterest revenues, excluding only gains from securities transactions and nonrecurring items

First United's incumbent Board has presided over dismal Total Shareholder Return ("TSR") figures over relevant time horizons



Total Shareholder Return (%)

Carissa Rodeheaver's Appointment as Executive Officer – Driver's First Public Call for Sale

First United: -0.48 %   SNL U.S. Bank $1B-$5B: 49.26 %   Proxy Peers: 105.55 %   Geographic Peers: 73.28 %

Data set: 12/30/2005 (date before Carissa Rodeheaver became an executive officer) – March 25, 2019 (the day before Driver first publicly called for a sale)
Source: S&P Global Market Intelligence

First United's recent TSR performance has clearly been impacted by external factors


Total Shareholder Return (%)
290.00
240.00
190.00
140.00
90.00
40.00
(10.00)
2018 Russell Reconstitution Cutoff 5/11/18
2018 Russell Reconstitution Announced 6/11/18
Driver First Calls For Sale 3/26/19
12/31/2014
3/31/2015
6/30/2015
9/30/2015
12/31/2015
3/31/2016
6/30/2016
9/30/2016
12/31/2016
3/31/2017
6/30/2017
9/30/2017
12/31/2017
3/31/2018
6/30/2018
9/30/2018
12/31/2018
3/31/2019
6/30/2019
9/30/2019
12/31/2019
First United
Proxy Peers
Geographic Peers
SNL Index

Data set: 12/31/2014 – 12/31/2019
Source: S&P Global Market Intelligence

WHAT WAS THE IMPACT OF TRADERS PUSHING FIRST UNITED INTO THE RUSSELL 2000 IN 2018?

It is difficult to quantify the impact of First United's 2018 inclusion in the Russell 2000 Index on its stock price, but reasonable to assume the impact was significant

THE WALL STREET JOURNAL.

MARKETS

Why $39 Billion of Stocks Traded in One Second on Friday

This year's rebalancing of FTSE Russell's indexes affected billions of dollars

The jockeying was evident last month as traders bid up shares of First United Corp. in an effort to push its market value above the $159.2 million threshold for inclusion in the Russell 2000, a popular index of small companies, Ms. Roberts said.

First United's market capitalization was $132 million on May 9, two days before the deadline to win a spot in the index. Over the next two days, its share price rocketed up 20%. By the time the closing bell rang on May 11, First United's market value had risen to $159.37 million, making it one of the smallest new entrants to the index.

"There was a lot of interest there in making sure this company made it in," Ms. Roberts said.


Jumping In
It took a two-day surge in May to help First United earn a spot in the Russell 2000.
Trading volume
300 thousand
250
200
150
100
50
0
2017
'18
Sources: Bloomberg via KBW (market cap); FactSet (volume)

Source: July 2018 https://www.wsj.com/articles/why-39-billion-of-stocks-traded-in-one-second-on-friday-1529845203

During the five years ended 12/31/2019 First United has traded at a considerable discount to peers based on price to tangible book value


Price to Tangible Book Value (%)
March 26, 2019
Driver first calls for a sale
250.00
200.00
150.00
100.00
50.00
0.00
12/31/2014
2/28/2015
4/30/2015
6/30/2015
8/31/2015
10/31/2015
12/31/2015
2/29/2016
4/30/2016
6/30/2016
8/31/2016
10/31/2016
12/31/2016
2/28/2017
4/30/2017
6/30/2017
8/31/2017
10/31/2017
12/31/2017
2/28/2018
4/30/2018
6/30/2018
8/31/2018
10/31/2018
12/31/2018
2/28/2019
4/30/2019
6/30/2019
8/31/2019
10/31/2019
12/31/2019
First United
Proxy Peers
Geographic Peers
SNL Index
Theoretical Liquidation Value

Data set: 12/31/2014 – 12/31/2019
Source: S&P Global Market Intelligence

What does it mean if First United went from performing wildly below peers to performing just significantly below peers?

Compared to peers, First United is entering a recession or depression with anemic earnings power and elevated levels of problematic assets



Core Return on Assets (%)



Non-Performing Assets to Total Assets (%)



Efficiency Ratio (%)

First United's "Legacy Directors" are the seven individuals remaining on the Board that put shareholders at risk during the 2007-2009 Financial Crisis and caused First United to stagnate for years afterwards



Carissa Rodeheaver
Chairman and CEO
First United Tenure: 28 years
CEO Tenure: 4 years
Executive Officer Tenure: 14 years
BoD Tenure: 8 years
Value of First United Shares: $367.5K



Kathryn Burkey
Director
BoD Tenure: 14 years
Value of First United Shares: $667.39K



Gary Ruddell
Director
BoD Tenure: 15 years
Value of First United Shares: $286.88K



John McCullough
Lead Director
BoD Tenure: 15 years
Value of First United Shares: $553.18K
*up for re-election at this year's Annual Meeting



Robert Rudy
Director
BoD Tenure: 27 years
Value of First United Shares: $656.75K



Elaine McDonald
Director
BoD Tenure: 24 years
Value of First United Shares: $505.41K



Andrew Walls
Director
BoD Tenure: 13 years
Value of First United Shares: $876.58K

Share value dates as of May 8, 2020
Source: Bloomberg

PRIOR TO THE 2007-2009 FINANCIAL CRISIS, FIRST UNITED EMBRACED HIGH-RISK STRATEGIES

At First United's 2008 Annual Meeting, Carissa Rodeheaver famously said:



Pollyanna Principle
Pollyanna
SOLUTIONS
7

"Well, during 2007, **I reminded myself many times to play the glad game**. During the year, the banking industry faced compressing margins, intense competition for retail deposits, an economic downturn, a decline of one percent in the Fed Funds rate and a crumbling housing market. Kind of hard to find much good in this picture isn't it? But, as I thought about what I would present to you today, I couldn't help but think of **all of the things that we as owners of First United Corporation have to be glad about.** Aren't you glad that in spite of all of the financial obstacles, we had yet another profitable year for our company? Aren't you glad that we continue to see steady, profitable growth in our assets? Because of this profitability, **aren't you glad that we continued to pay a healthy dividend to our shareholders**? How about this, **aren't you glad we weren't part of the sub-prime housing crisis experienced by many banks in 2007**?"



Carissa Rodeheaver,
CEO and Chairman of First United

Source: First United 2008 Annual Meeting Presentation



PRIOR TO THE 2007-2009 FINANCIAL CRISIS, FIRST UNITED EMBRACED HIGH-RISK STRATEGIES

Immediately prior to the 2007-2009 Financial Crisis, due to slow and stagnant earnings growth, the Legacy Directors approved First United's shift to highly risky strategies

- Management loaded up on Pooled Trust Preferred Securities, despite later claiming that First United "was not sophisticated" and "had no expertise" with respect to pooled trust preferred securities;
- Expanded purchases of out of market, down stream loan participations (primarily in the hotel industry); and
- Increased its concentration of land acquisition and development loans

FIRST UNITED CORPORATION
2009 Annual Report

Message to the Shareholders of **First United Corporation**

Dear Fellow Shareholder,

2009 was the most difficult year for First United in the last seventy-five years. We posted our first annual loss in memory, as the Company lost $12.8 million. The primary component of this loss was a large "Other-Than-Temporary Impairment" charge within the investment portfolio. How did this happen? A few years ago, as we internally assessed our income growth potential, we believed it would likely be less than we had historically produced. To remedy this, we undertook a course to increase our lending footprint to a degree, and to also increase the size of our investment portfolio. In addition, we would, of course, continue to meet the financial needs of our local markets.

As part of this strategy, in addition to traditional market area loans, we invested in loan participations. The loan participations were targeted towards industries that were not prevalent in our existing portfolio, such as the hospitality industry and the insurance industry. These participations were conservatively underwritten and fit nicely into our loan portfolio. However, as the recession progressed, these industries, and our loans, were negatively impacted by the economic downturn. In addition, due to the nature of our geographic footprint, a large portion of our loan portfolio is invested in acquisition and development loans in the Deep Creek Lake area and other forms of commercial real estate. Many of these loans are backed by long-term customers of the Bank who have felt the effects of declining real estate valuations, slow sales and reduced consumer spending. Many of our consumer borrowers have lost jobs, experienced reduced incomes or have struggled as their own businesses have been impacted by the slowed economy. As a result, our Bank has experienced higher than normal delinquencies and foreclosures.

The largest contributor to our 2009 net loss was a credit loss recorded through other-than-temporary impairment. As a part of the aforementioned growth strategy, in 2007 we grew our investment portfolio through the purchase of trust preferred securities, which are pools of debt issued primarily by banks and insurance companies. At the time of the purchases, all of these securities were deemed to be of investment grade by the rating agencies and were considered entirely appropriate for our portfolio. The subsequent recession impacted the financial services industry as hard as any, and several of the issuing banks within the trust preferred bonds were adversely impacted, causing many of them to default or defer on their obligations. Applicable accounting guidance required us to recognize an after-tax credit loss of $16 million through earnings. Significant details regarding both the investment and the loan portfolios are provided to you in our 10-K.

The folly of these decisions became immediately apparent with the onset of the Financial Crisis...

Source: Company filings

First United could no longer play the "glad game"


Recession
Housing Crisis
Interest Rates
Public Fear
MyBank! FIRST UNITED
9
MyBank! DELIVERS SOLUTIONS

Investment Portfolio

Collateralized Debt Obligation Sector

Original cost	$ 73.8
Cumulative losses through earnings	(29.4)
Cumulative losses through capital	(14.1)
Fair value at December 2009	$ 44.4

2007 Percentage of Investment Portfolio	**24%**
2009 Percentage of Investment Portfolio	**14%**

$ in millions

27 MyBank! FIRST UNITED


Net Income
Millions
$15
$10
$5
$0
-$5
-$10
-$15
$12.6
$12.8
$8.9
-$12.8
-$11.8
$0.6
2006
2007
2008
2009
2010
Q1 11
(Unaudited)
28
MyBank! FIRST UNITED

Source: https://www.sec.gov/Archives/edgar/data/763907/000114420409026235/v149135_ex99-2.htm
https://www.sec.gov/Archives/edgar/data/763907/000114420411028333/v222085_ex99-1.htm

FIRST UNITED'S LEGACY DIRECTORS FAILED SHAREHOLDERS DURING THE 2007-2009 FINANCIAL CRISIS

As a result of risky strategies approved by the Legacy Directors, shareholders lost $24.6 million by the end of 2010

2009

Despite losing $12.8 million that year, First United paid out approximately $4.3 million in dividends, depleting shareholders' capital as credit issues intensified

First United issued expensive trust preferred – a type of capital viewed by regulators as inferior to common equity – instead of raising common equity to buffer against potential losses like other banks

First United accepts a $30 million government bailout in the form of preferred stock from the U.S. Treasury

First United was one of the last banks to fully repay the government – it took the Company eight years

2010

Despite losing $11.76 million that year, First United paid out an additional $184.7 thousand in dividends further depleting shareholders' capital as credit issues worsened

Regulators were forced to step in and demand First United suspend all dividends in order to preserve precious shareholder capital

These costly strategic blunders by the Legacy Directors resulted in massive financial losses, layoffs, value destruction and the elimination of the dividend for nearly EIGHT years

Driver believes that First United's Legacy Directors will fail shareholders if left in charge during COVID-19 and its aftermath

Source: Company filings

The irresponsible actions of the Legacy Directors resulted in a lost decade+ for shareholders

How did First United explain these unacceptable losses to its suffering shareholders?

Pooled Trust Preferred Securities

"Investments would be made into institutional-grade trust preferred securities and select loan participations...This led to significant charges to earnings in 2009 and 2010. The elevated levels of loan participations, which were also adversely impacted by the recession, exacerbated our credit issues. <u>Some strategies we executed a few years ago made us more vulnerable than other banks... [W]e did acquire a higher percentage of [pooled trust preferred securities] than most community banks."</u>

Loan Participations

"The loan participations were targeted towards industries that were not prevalent in our existing portfolio, such as the hospitality industry and the insurance industry.. However, as the recession progressed, <u>these industries, and our loans, were negatively impacted by the economic downturn."</u>

Land Acquisition and Development Loans

"[D]ue to the nature of our geographic foot print, a large portion of our loan portfolio is invested in acquisition and development loans in the Deep Creek Lake area and other forms of commercial real estate... Two industries which had long served the Company <u>were especially hard hit—those of land development and hospitality."</u>

> ### The $24.6 million lost in 2009 and 2010 represented <u>33.8% of total shareholder equity</u>*

*shareholder equity as of December 31, 2008
<u>Source:</u> <u>2008 Letter to Shareholders</u>; <u>2009 Letter to Shareholders</u>; <u>2010 Letter to Shareholders</u>; <u>2010 Shareholder Meeting Presentation</u>

DRIVER MANAGEMENT COMPANY LLC   28

A closer look at the "Lost Decade Plus"…



First United TBVPS + Common Dividends Declared

Source: 2008 Letter to Shareholders; 2009 Letter to Shareholders; 2010 Letter to Shareholders; 2010 Shareholder Meeting Presentation; S&P Global Market Intelligence

DRIVER MANAGEMENT COMPANY LLC 29



Regulators prohibited First United from paying dividends on its common stock from November 2010 until May 2018

- The seven Legacy Directors responsible for the risky strategies that ultimately resulted in the forced suspension of First United's dividend remain on the Board today

- To add insult to injury, in a letter to shareholders sent January 4, 2020, First United's Lead Director John McCullough had the audacity to highlight that the "team" at First United "has been responsible for . . . reinstituting our quarterly dividend"

- What Mr. McCullough failed to mention is that basically the same First United "team" was also responsible for the actions that led to regulators forcing the suspension of First United's dividend on November 15, 2010 due to regulatory action*

First United Corporation | 12892 Garrett Highway, Oakland, MD 21550 | 1-888-692-2654, MyBank.com

January 3, 2020

Dear Valued Shareholder:

I wanted to take this opportunity to address some of the recent successes First United has achieved under the leadership of the Board of Directors and senior management team. We believe it is important that our shareholders, in particular those at the retail level who are very often also our valued customers, are kept up to date on the actions we are taking to ensure our commitment to delivering shareholder value, while executing on our mission of enriching the lives of our customers, our associates and shareholders through uncommon commitment to service and effective financial solutions.

First United has undergone a significant transformation since the financial crisis and our financial highlights are some of the strongest in our Company's history, and in fact across our entire sector. More recently, the team has been responsible for:

- Raising our total bank assets to $1.4 billion and the assets we manage on behalf of our trust and brokerage clients to $1.2 billion
- Reinstituting our quarterly dividend in 2018 and increasing it in Q4 2019 by 44% to $0.13 per share
- Modernizing our branches to enable us to better serve our customers through the optimal combination of technology and personal service
- Strategically expanding our customer base in growth markets

Today, we are on better financial footing than at any time in our history and we have third-party endorsements validating our customer-focused efforts:

- Recognized by *Forbes* in June as one of "America's Best Banks" and one of only two such banks headquartered in Maryland
- Bauer Financial 5-star rating in 2019 as one of the strongest financial institutions in the nation
- 2019 *Deep Creek Times* Peoples Choice Favorite Local Bank
- Recipient of $500,000 grant from FHLBank Atlanta 2019 Affordable Housing Competitive Award Program to enhance one development project in Maryland with its partner, Garrett County Community Action

These select achievements did not happen by chance, but instead through the collaborative nature and working environment fostered between the Board of Directors, the senior management team led by our President & Chief Executive Officer, Carissa Rodeheaver, and our many talented and dedicated associates. When coupled with a relentless focus toward executing our key initiatives and strategic priorities, the future ahead remains bright for our shareholders, our customers, our associates and our communities.

*See Appendix for more details on why Driver believes that Carissa Rodeheaver and the Legacy Directors shouldn't congratulate themselves for reinstating the dividend

Source: https://www.sec.gov/Archives/edgar/data/763907/000110465920001175/tm201253d1_ex99-1.htm ; https://www.sec.gov/Archives/edgar/data/763907/000121390010004880/f8k111510_firstunited.htm

"Those who fail to learn from history are condemned to repeat it." – Winston Churchill

The risks associated with acquisition, development and construction ("ADC") loans are both clear and well-known



Office of Audits and Evaluations
Report No. EVAL-13-001

Acquisition, Development, and Construction Loan Concentration Study

According to the FDIC's *History of the Eighties–Lessons for the Future*, investment in CRE has traditionally been quite risky. Real estate markets as a whole are traditionally cyclical, so that even the most well-conceived and soundly underwritten CRE project can become troubled during the periodic overbuilding cycles that characterize these markets. ==ADC lending is generally considered to be the riskiest class of CRE due to long development times and because ADC lending can include properties that are built before having firm commitments from buyers or lessees. In addition, by the time the construction phase is completed, market demand may have fallen –==

==placing downward pressure on sales prices or rents – making this type of loan more volatile.== In the years after the banking and thrift crisis of the 1980s and early 1990s, banking and economic conditions were favorable and relatively few banks failed. During this period, ==banks had record earnings but were also building up significant credit risk exposures.==



Source: https://www.sec.gov/Archives/edgar/data/763907/000114420410026634/v184639_ex99-1.htm ; Federal Deposit Insurance Corporation Office of Inspector General, Acquisition, Development and Construction Loan Concentration Study, October 2012
https://www.fdicoig.gov/sites/default/files/publications/13-001EV.pdf

First United has continued rely on construction lending to a greater extent than peers



First United has also maintained high concentrations of construction and development loans relative to capital



Source: S&P Global Market Intelligence



CONSTRUCTION AND DEVELOPMENT LOANS ARE CONCENTRATED IN MARKETS DRIVEN BY TOURISM AND VACATION HOMES

Given the economic impact of COVID-19, shareholders should be extremely concerned about the impact and wisdom of this strategy

THE BALTIMORE SUN

CORONAVIRUS

'Please Leave Now': Tensions rise at Deep Creek Lake as locals worry visitors might bring coronavirus

Once a retreat for Pittsburgh steelworkers' families, Deep Creek Lake is dotted with lakefront luxury mansions with five or more bedrooms. While it served as a destination for vacationers from Baltimore and Washington during the railroad era, it regained prominence as an attraction with the construction of Interstate 68, dedicated in 1991. The highway made Deep Creek about as close to Baltimore, by travel time, as Ocean City.

This year's particular concern about out-of-towners arose in early March just as the first coronavirus cases began appearing in the MidAtlantic states.

"We get a lot of people here from D.C., Baltimore, Pennsylvania, West Virginia and Virginia," said Claire Swauger, 53, a hotel revenue manager and resident of McHenry, a short drive from the lake. "I don't object to out-of-staters at all — they certainly fuel our economy here. It's more about being responsible. Coming to a rural community for vacation and filling up a rental house with 12 or more people is the very thing we should be avoiding."

FIRST UNITED CORPORATION

2009 Annual Report

As part of this strategy, in addition to traditional market area loans, we invested in loan participations. The loan participations were targeted towards industries that were not prevalent in our existing portfolio, such as the hospitality industry and the insurance industry. These participations were conservatively underwritten and fit nicely into our loan portfolio. However, as the recession progressed, these industries, and our loans, were negatively impacted by the economic downturn. In addition, due to the nature of our geographic footprint, a large portion of our loan portfolio is invested in acquisition and development loans in the Deep Creek Lake area and other forms of commercial real estate. Many of these loans are backed by long-term customers of the Bank who have felt the effects of declining real estate valuations, slow sales and reduced consumer spending. Many of our consumer borrowers have lost jobs, experienced reduced incomes or have struggled as their own businesses have been impacted by the slowed economy. As a result, our Bank has experienced higher than normal delinquencies and foreclosures.

CUMBERLAND TIMES-NEWS

Serving Western Maryland and the Potomac Highlands of West Virginia

BREAKING

'Scary times': Garrett tourism industry takes hit from virus

"It's scary times," Bell said. "The company has been here a long time and I've been here a long time and we've seen disasters before ... but we've never seen anything like this."

First United primarily operates in slow-growth markets with fragile economies

- First United currently operates in eight counties across Maryland and West Virginia
- 55% of First United's deposits are in counties that both experienced net population declines from 2010 to 2020 and are expected to suffer additional net population declines from 2020 to 2025
  - Counties experiencing population declines: Garrett, MD, Allegany, MD, Mineral, WV, Harrison, WV


S&P Global
Market Intelligence
Demographics
U.S. Counties (1)
U.S. Cities
U.S. Counties
(FUNC) First United Corp.
US Branches: Current
Uniontown
Morgantown
Fairmont
Clarksburg
Cumberland
Hagerstown
Chambersburg
Waynesboro
Frederick
Martinsburg
Winchester
Front Royal
Leesburg
Washington
Harrisonburg
Culpeper
© 2020 S&P Global Market Intelligence All rights reserved. Bing, © 2020 Microsoft Corporation, © 2020 HERE
April 28, 2020

Source: S&P Global Market Intelligence

FIRST UNITED PRIORITIZED A VANITY PROJECT TO RENOVATE BANK BRANCHES

Driver is concerned by what appears to be reckless spending with no regard to return on investment for shareholders

- The hallmark of Carissa Rodeheaver's tenure as CEO has been an extensive campaign to rebrand and renovate its branch network

- The decision to invest in brick and mortar branches when there has been an increasing trend away from branch networks (for years) is dumbfounding

- Despite Driver's repeated requests, Ms. Rodeheaver has declined to disclose any information about this massive investment of shareholders' capital including:
  - Cost (actual and budgeted);
  - Expected and actual return on investment (and how measured); and
  - Potential alternative uses for shareholders' capital

First United has a dominant market share in shrinking markets… so where is the return on this pricey investment?


SHAREHOLDER
LETTER

Rendering of new office space in South Berkeley, WV



FIRST UNITED HAS ENSHRINED PROBLEMATIC CORPORATE GOVERNANCE PRACTICES

First United's governance failures are numerous and can be categorized as follows

1

Failures of Structure

Structural failures include statutory and governance document provisions that limit shareholders' rights and insulate directors from accountability

➤ Classified Board
➤ Maryland State Corporate Law
➤ Limitations on shareholders' ability to call special meetings or act by written consent
➤ Supermajority approval for charter amendments
➤ Combined Chairman and CEO role
➤ No ability of shareholders to amend Bylaws

2

Failures of Motivation

Motivational failures include relationships, facts and circumstances that call into question directors' willingness to exercise independent judgement and point to a culture of cronyism

➤ Excessive director tenure
➤ Personal and familial relationships
➤ Business relationships

3

Failures to Align Interests with Shareholders

Failures to align interests with shareholders include facts and circumstances that do not promote alignment between directors and management, and most importantly, shareholders

➤ Negligible stock ownerships and no minimum stock ownership guidelines
➤ No attempt to align interests with shareholders through compensation

4

Failures of Intent

Failures of intent include intentionally taking action to limit shareholders' rights or intentionally failing to take action that would improve shareholders' rights

➤ Failure of 2010 charter amendment to declassify the Board
➤ Apparent solicitation of intervention by state banking regulators in the election of directors

FAILURES OF STRUCTURE: RESTRICTIVE POLICIES

First United's incumbent Board has maintained damaging structural provisions that insulate the Board from accountability and severely limit shareholders' rights

Restrictive Policy	Why shareholders should care
Staggered (or Classified) Board	▪ Reduces director accountability—shareholders do not vote on each director every year, creating clear moral hazard
Combined Chairman and CEO Roles	▪ The CEO is supposed to report to the Board, not the Board to the CEO—no accountability for CEO
Supermajority Approval for Charter Amendments	▪ As a practical matter, makes amending the charter (including to declassify the Board) impossible
Only the Board can Amend Bylaws	▪ Together with supermajority approval for charter amendments, means that shareholders are—as a practical matter—totally unable to alter First United's governing documents
Effectively Impossible For Shareholders To Act By Written Consent	▪ Severely restricts shareholders' ability to force change by requiring unanimous action
Nearly Impossible For Shareholders To Call Special Meeting	▪ By requiring majority, it materially limits shareholders' rights or ability to take action
"Fair Price" and Other Constituencies' Provision	▪ Board may consider "all factors they deem relevant" when evaluating merger or sale ▪ Potentially discourages acquisition offers and allows the Board to put other interests before shareholders'

FAILURES OF MOTIVATION: HIDING BEHIND MARYLAND STATE LAW

First United's Board continues to entrench itself behind Maryland's anti-shareholder laws to prevent Driver from communicating with other shareholders

- Unlike more shareholder friendly jurisdictions like Delaware, Maryland severely limits shareholders' rights to obtain a shareholder list
- Maryland General Corporate Law ("MGCL") §2-513 provides that only persons who have been shareholders of record of at least five percent of the outstanding stock of any class for at least six months are entitled to inspect and copy a corporation's stock ledger*
- Maryland law's requirement record ownership as a prerequisite to obtaining a shareholder list particularly prejudices institutional investors
- Despite its archaic and shareholder unfriendly record ownership requirements, Maryland law does provide an alternative for corporations who do not wish to hide behind state law to disadvantage shareholders and protect an unlevel playing field in proxy contests
- On February 10, 2020, Driver requested that First United's Board adopt a resolution pursuant to MGCL § 2-514 that would effectively allow Driver to exercise the rights of a shareholder of record to inspect and copy First United's stock ledger – a request that was summarily rejected by First United without explanation or justification
- Instead, First United has had unfettered access to a list of beneficial owners and has been taking full advantage of this unlevel playing field to solicit proxies

First United has both significantly hampered Driver's ability to communicate with other shareholders and created an unlevel playing field for its own advantage

*See Appendix for more details on Maryland State Law

NO ACCOUNTABILITY WITH COMBINED CEO AND CHAIRMAIN ROLE

First United's Bylaws note that the "role of Chairman and CEO will remain combined"

- This unusual Bylaw provision mandates that the Chairman has to be the CEO and the Chairman (who has to be the CEO) "shall have general charge and control of all First United's business affairs and properties"
- This bylaw provision represents a wholesale rejection of the notion that the CEO must be accountable to the Board
- This provision – and the rest of the Bylaws – cannot be amended by shareholders

ARTICLE III Officers
SECTION 2. Powers and Duties of the Chairman of the Board. The Chairman of the Board shall be the chief executive officer of the Corporation and shall have general charge and control of all its business affairs and properties. He shall preside at all meetings of the stockholders and the Board of Directors, except as provided in Article 1 section 6. the Chairman of the Board shall have all general powers conferred by these Bylaws or by law, including the power to sign, execute and deliver in the name and on behalf of the Corporation all authorized bonds, contracts and other obligations of the Corporation. He shall the general powers and duties of supervision and management usually vested in the chief executive officer. The Chairman shall be ex-officio a member of all the standing committees, except any audit or examining committee. He shall do and perform such other duties as may, from time to time, be assigned to him by the Board of Directors.

Source: https://www.sec.gov/Archives/edgar/data/763907/000114420408014719/v106556_ex3-2i.htm

FIRST UNITED ACTIVELY LIMITS SHAREHOLDERS' RIGHTS

First United has taken affirmative steps to limit—to the maximum extent possible—the rights of the estimated 85% of shareholders who own their shares beneficially through brokerage accounts

FIRST AMENDMENT TO AMENDED AND RESTATED BYLAWS
OF
FIRST UNITED CORPORATION

SECTION 4. Registered Stockholders. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share in the name of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the laws of the State of Maryland.

Source: First Amendment to Amended and Restated Bylaws of First United Corporation
https://www.sec.gov/Archives/edgar/data/763907/000114420408014719/v106556_ex3-2ii.htm

First United's incumbent Board is unmotivated to exercise independent judgement

- 70% of non-executive directors have been on the Board for <u>more than 15 years</u>

- 30% of non-executive directors have been on the Board for <u>more than 25 years</u>

- Unusually long director tenure typically results in a culture where directors are inclined to "go with the flow" to avoid dissent



Source: Company filings
Note: Robert Kurtz has announced his intention to retire from the Board at the 2020 Annual Meeting of Shareholders

Disturbing nepotism and interconnectivity permeates the incumbent Board

Directors' allegiance is clearly more aligned with family members and fellow directors, instead of shareholders

Directors Robert Kurtz and Brian Boal – both members of the audit committee – are uncle and nephew

- Mr. Kurtz has the dubious distinctions of both having served on First United's Board since 1990 and having been the Chief Risk Officer when First United experienced massive losses in 2009-2010 due to his failures to adequately protect shareholders from undue risk
- Though Mr. Kurtz is retiring from the Board after the 2020 Annual Meeting, the fact that Mr. Kurtz and Mr. Boal served on the Board together – as uncle and nephew – since 2014 is evidence of poor governance and general lack of judgement

Director Robert Rudy's sister – Jeanette Rudy Fitzwater – was a long time named executive officer of First United

- Ms. Rudy Fitzwater was employed by First United from September 1985 until January 2016, at which point she was a named executive officer
- The extended period during which Ms. Rudy Fitzwater served as an executive officer while her brother served as a director suggests a fundamental disregard of good corporate governance practices

Despite repeated requests, it's unclear how many Rodeheavers work at First United

- Driver understands that Carissa Rodeheaver's sister in law is currently employed by First United and believes that other of Ms. Rodeheaver's relatives are as well
- First United has failed to respond to numerous requests by Driver to disclose the total number of Ms. Rodeheaver's relatives currently employed by First United and provide details regarding the nature of their employment
- While those of Ms. Rodeheaver's relatives who are employed at First United may not be paid in excess of the amounts triggering disclosure under any applicable rule or regulation, Driver believes that to the extent multiple members of Ms. Rodeheaver's extended family are employed by First United, a clear conflict of interest could exist

Source: Company filings

Carissa Rodeheaver's interests are clearly not aligned with shareholders

Ms. Rodeheaver's continued employment by First United is clearly more valuable to her than her share ownership and it is both <u>unreasonable</u> and <u>contrary to common sense</u> to:

- <u>Assume</u> that Ms. Rodeheaver would be able to objectively evaluate the benefits of a sale (or any other transaction or plan that might jeopardize her current position) compared to the continuation of First United's status quo;

- <u>Believe</u> that Ms. Rodeheaver would not use her position as Chairman and CEO to influence any Board deliberations to prevent an outcome that would be adverse to her interests; and

- <u>Consider</u> including Ms. Rodeheaver in conducting or evaluating any review of strategic alternatives to be consistent with fundamental principals of good corporate governance



Carissa Rodeheaver's pursuit of senior leadership positions at banking associations is a dangerous and unneeded distraction

Ms. Rodeheaver currently occupies senior leadership positions at two separate banking associations simultaneously:

- Chairman, Maryland Bankers Association ("MBA")
- Director, American Bankers Association ("ABA")

- Despite repeated requests from Driver, First United has provided no detail as to how Ms. Rodeheaver's pursuit of these roles—which we believe are primarily intended to increase Ms. Rodeheaver's standing with other bank CEOs—benefits shareholders, as well as for information regarding the costs to shareholders of attending meetings and other MBA and/or ABA functions

- Even if either of these roles provided some marginal benefit to shareholders, it is hard to fathom why Ms. Rodeheaver would believe that <u>both</u> roles (occupied simultaneously) would increase shareholder value or why the First United Board would permit Ms. Rodeheaver's time and attention to be diverted from the responsibilities of continuing to mitigate the damage done to shareholder value in order to attend to the affairs of <u>two</u> banking organizations

- Assuming that Ms. Rodeheaver values her roles with the MBA and ABA, it is reasonable to assume that Ms. Rodeheaver might be loathe to relinquish such roles, which would further impair her ability to objectively analyze and consider a full range of strategic alternatives that might increase value for First United shareholders





Director Andrew Walls has received millions from First United during his tenure for printing and other services provided by a company owned by Mr. Walls and his minor children

- Andrew Walls, together with a trust established for the benefit of his minor children, owns Morgantown Printing & Binding ("MP&B"), which has received annual fees for printing and other services from First United during the entirety of Mr. Walls tenure as a director

- There is no record of First United having sought competitive bids at any point for the services provided by MP&B, nor is there any reason to believe that MP&B is providing any unique services to First United

- Given the significant sums paid (at least $4.4 million to date) and expected to be paid (another $250,000 in 2020) by First United to MP&B relative to Mr. Walls' share ownership, it is both <u>unreasonable</u> and <u>contrary to common sense</u> to expect Mr. Walls to endorse or support any plan or strategy that would interfere with the steady flow of fees to MP&B



Source: Company filings; S&P Global Market Intelligence

"MP&B provides various printing services (marketing materials, account statements, and other routine items), document storage and warehouse services, and related services to the Corporation. Total fees paid by the Corporation to this corporation in 2019 and 2018 were $186,334 and $206,887, respectively. The Corporation has again retained MP&B to provide these services in 2020, for which it expects to pay approximately $250,000." https://www.sec.gov/Archives/edgar/data/763907/000110465920048280/tm2016149d1_defc14a.htm

Non-management directors are also not aligned with shareholders

Few of First United's non-management directors hold significant shares of First United common stock relative to aggregate directors' fees received, calling into question their willingness to consider, support or embrace any plan that might increase shareholder value but interfere with the continued receipt of directors' fees



Source: Company filings; S&P Global Market Intelligence

First United has studiously avoided implementing any generally accepted, widespread and common practices intended to align the interests of management and directors with those of shareholders

- No anti-hedging or anti-pledging policies

- First United's officers and directors have negligible stock ownership and First United has no minimum stock ownership guidelines

  - Directors and officers have little "skin in the game," despite, in the case of many directors, years of opportunity to acquire shares of First United common stock at prices below book value

- No portion of executive officers' compensation is either 1) in equity or equity linked or, 2) at risk

  - Ms. Rodeheaver has never actually received any equity as part of her compensation as an executive officer



First United's "intention" to adopt stock ownership guidelines is a poor substitute for actually adopting stock ownerships guidelines

- In their recent proxy statement, First United announced their <u>intention</u> to adopt ownership guidelines, but did not in fact adopt any such guidelines

- Driver considers First United's <u>intention</u> to adopt—rather than simply adopting—a common practice intended to align interests with shareholders to be a clear indication of First United's fundamental lack of seriousness regarding adhering to standard corporate governance practices

First United April 17, 2020 Proxy Statement

Stock Ownership Guidelines

In conjunction with the adoption of the 2020 LTIP, we intend to adopt stock ownership guidelines and share retention requirements for our executive officers and directors. The purpose of the ownership guidelines will be to encourage our executive officers and directors to increase or maintain their holdings of our Common Stock, which will assist in aligning their interests with the interests of our shareholders.

With respect to executive officers, the ownership guidelines will be expressed as a multiple of each executive's base salary. Our CEO will be expected to hold shares equal in value to three times her base salary, while our other named executive officers will be expected to hold shares equal in value to one time their base salary. With respect to directors other than the CEO, each director will be expected to hold shares worth at least $100,000 in value. In addition, each executive and director will be expected to hold 75% of all net shares granted to him or her by the Corporation until he or she has achieved ownership equal to the ownership guideline.

The 2010 Board Declassification Proposal... so many questions, so few answers

Important Facts About the 2010 Board Declassification Proposal and Voting Results

- The Declassification Proposal was approved by the Board
- The Board stated that it was "committed to good governance" and that it "determined that it is in the best interests of the Corporation and its shareholders to eliminate the classified Board structure"
- Despite the fact that, in 2010, NYSE member firms were allowed to vote uninstructed shares on proposals to declassify boards of directors, First United told shareholders: "*Brokers and other fiduciaries who hold your shares do not have discretion to vote on this proposal without your instruction*"*
- 60.8% of shares were voted in favor of the Declassification Proposal, but it did not pass because Maryland law requires a 66.6% affirmative vote to approve charter amendments
- 3,699,727 (60.8%) shares voted in favor of the Declassification Proposal and only 733,076 shares (11.9%) voted against
- Collectively, First United's directors and executive officers, together with First United's trust department, owned 681,452 shares

Important Questions About the 2010 Declassification Proposal and Voting Results

- Why did First United tell shareholders that brokers would not be permitted to vote uninstructed shares on the Declassification Proposal when NYSE member firms were permitted to vote uninstructed shares on the Declassification Proposal?
- What was the impact of First United's incorrect voting instructions?
- Why was there such a huge difference between Broker Non-Votes for the election of directors and the Declassification Proposal?
- Did First United's directors vote in favor of the Declassification Proposal that the Board approved?
- If the Board determined that declassifying the Board was in the best interests of First United and its shareholders, why didn't they include a similar proposal in 2011 (or any year thereafter), particularly since 60.8% of shares were voted in favor of the Declassification Proposal?

*Until January 25, 2012 (almost two years after the date of First United's 2010 Proxy Statement), NYSE member firms were permitted to vote uninstructed shares for proposals regarding charter amendments (including proposals to declassify boards of directors)

Source: Company filings

FAILURES OF INTENT: NO AUDIT COMMITTEE OVERSIGHT

Inadequate audit committee oversight: failure to record charge for goodwill impairment

First United failed to record a charge for impairment to goodwill in 2011, 2012, 2013, 2014 AND 2015, reflecting gross, inadequate audit committee oversight

- John Barr, Brian Boal and John McCullough were on the audit committee in 2015 and 2016 and Mr. Boal (currently Chairman) and Mr. McCullough remain on the audit committee
- In First United's 10-K's 2011-2015, First United disclosed that goodwill ($11 million at December 15, 2015) related to First United's 2003 acquisition of certain bank branches might be impaired since First United's common stock traded at prices that were below book value*

First United's failure to recognize impairment of goodwill for 5 years reflects First United's dogged determination to see things as they want them to be

This oversight demonstrates:

- Rejection of the public market's objective valuation of First United in favor of a hypothetical valuation driven by First United's own beliefs as to (i) future performance, (ii) cost of equity, (iii) potential value in a sale, and (iv) long term growth rate;
- Refusal to recognize that First United's performance dramatically lagged peers'; and
- Immediate inclination to (incorrectly) attribute well-below peer valuation to external factors (i.e. adverse conditions in the banking industry, which had, in fact, long since dissipated)

First United neglected the public markets' determination of its "fair value"

During 2015, including at December 31, 2015, shares of First United Corporation's common stock traded at prices that were below the common stock's book value.

Management believed that these circumstances could indicate the possibility of impairment. Accordingly, management consulted a third party valuation specialist to assist it with the determination of the fair value of First United Corporation, considering both the market approach (guideline public company method) and the income approach (discounted future benefits method). Due to the illiquidity in the common stock and the adverse conditions surrounding the banking industry, reliance was placed on the income approach in determining the fair value of First United Corporation. The income approach is a discounted cash flow analysis that is determined by adding (i) the present value, which is a representation of the current value of a sum that is to be received some time in the future, of the estimated net income, net of dividends paid out, that First United Corporation could generate over the next five years and (ii) the present value of a terminal value, which is a representation of the current value of an entity at a specified time in the future. The terminal value was calculated using both a price to tangible book multiple method and a capitalization method and the more conservative of the two was utilized in the fair value calculation.

Source: https://www.sec.gov/Archives/edgar/data/763907/000114420416086953/v429417_10k.htm
*See Appendix for more details on First United's failure to record a charge for impairment to goodwill

Inadequate audit committee oversight: failure to record charge for goodwill impairment

In 2020, confronting the impact of COVID-19, other banks have been honest regarding what the public market is telling them about "fair value"

Institutional Investor

When one company buys another for more than the net worth of its tangible assets, like real estate and equipment, it adds goodwill to its balance sheet to represent the difference. Some companies carry tens of billions of dollars in goodwill, but they have to test the goodwill periodically to see if the value attached to it can still be justified. If not, companies may take an impairment charge to reduce its value, which cuts into their earnings.

If a company's stock price plunges, especially if it's trading below its book value, that can be a red flag that a goodwill write-down might be needed — it suggests the market doesn't believe the company is worth as much as its balance sheet says. A company with a $10 billion market value, trading below book value, might find it tough to justify carrying $30 billion in goodwill.

COVID-19 & Bank Goodwill Impairment

For SEC filers, the evaluation of share price and its relationship to book value will be an important factor. The volatility associated with today's equity markets does not change the fact they're still active and remain a relevant measurement of fair value. If, after considering the totality of all indicators, a triggering event is determined, then share price also plays a role in the impairment testing process.

Source: https://www.institutionalinvestor.com/article/b1l5q4vzrxs18n/Banks-Got-Accounting-Relief-Investors-May-Suffer ; https://www.bkd.com/alert-article/2020/04/covid-19-bank-goodwill-impairment

No portion of First United executive officers' compensation is in equity, equity linked or at risk

Carissa Rodeheaver has <u>NEVER</u> received any equity as part of her compensation as an executive officer

- While Ms. Rodeheaver received a performance based equity award grant in 2008, that award was reversed and terminated effective June 30, 2009 when First United deemed it unlikely that the award would ever vest

First United formulated a slapdash Long Term Incentive Plan ("LTIP") that—despite allegedly being conceived in 2019—was not implemented until 2020

- LTIP does not appear to contain any "clawbacks" or similar measures to discourage excessive risk taking
- LTIP does not represent a meaningful portion of executive compensation (only 10% of base salary, which forms bulk of executive compensation)

No links between pay and performance, other than the recently announced LTIP

- There is no recent record of any pay for performance, other than a one time cash bonus of $5,000 paid in 2018 to Ms. Rodeheaver
- No rationale or explanation was given for the 2018 bonus other than it was "discretionary"

<u>Source:</u> Company filings

THE INCUMBENT BOARD REPEATEDLY IGNORES SHAREHOLDER FEEDBACK

First United ignored shareholder's request to explore a combination with a more stable and well-capitalized bank in 2006

- <u>The 2006 Shareholder Proposal:</u> a shareholder included a proposal in First United's proxy statement requesting that the Board "seek to improve shareholder value by a sale or merger of [First United] to another institution"

- <u>The Rationale:</u> First United was a "small fish in a small pond" and would experience "slow" and "stagnant" growth in the future

- <u>First United's Response:</u> Legacy Directors (including John McCullough) took the position that "neither the Board nor [the Proposing Shareholder] has the ability to predict the future, and the Board believes that any asserting by the [Proposing Shareholder] to the contrary is irresponsible"

- <u>The Result:</u> as the Board later explained, it was the "slow and stagnant growth" in its core markets – that this shareholder predicted – that led to adopting the strategies that would ultimately destroy millions of dollars in shareholder value

<u>Source:</u> Company filings



THE INCUMBENT BOARD REJECTED SHAREHOLDER FEEDBACK, COMMITING TO STANDALONE STRATEGY

In February 2020, First United announced that it completed three "strategic reviews" with two different financial advisors over an eight month period... but intentionally failed to provide shareholders with relevant details

- First United reaffirms its commitment to "ongoing shareholder engagement" while simultaneously rejecting the growing wave of vocal shareholder support for a legitimate and transparently-run strategic review of alternatives
- ***In addition to Driver, two other shareholders had already publicly called for a sale***
- First United failed to provide any information that might allow shareholders to determine for themselves whether the Board's reliance on these "strategic reviews" was appropriate or justified including information relating to:
  - Any detailed description of First United's "current strategy" other than "remaining independent"
  - Assumptions regarding First United's future performance
  - Types of analyses used (and material assumptions employed) in comparing "the Company's "current strategy" versus various strategic alternatives available to the Company, including a potential sale"
  - What "various strategic alternatives available to the Company" were considered
  - Whether the financial advisors solicited indications of interest from likely buyers; to the extent that no indications of interest were solicited, how sale value was determined
  - Any limitations placed upon the financial advisors' scope of review
  - The financial advisors' compensation arrangements, including whether the financial advisor had been engaged to provide "activist defense" or similar services

CISION
PR Newswire

First United's Board Of Directors Concludes Latest Strategic Review And Confirms Strategy

Over the Past Eight Months First United Has Completed Three Strategic Review Processes with Two Independent Financial Advisors, All with Consistent Results

First United Will Continue Executing its Current Strategy, which Generated 23% Earnings Per Share Growth in 2019 Among Other Strong Financial and Operational Results

Source: https://www.prnewswire.com/news-releases/first-uniteds-board-of-directors-concludes-latest-strategic-review-and-confirms-strategy-301002386.html; https://www.businesswire.com/news/home/20200211006001/en/Rangeley-Capital-Responds-United-Corporation%E2%80%99s-Rejection-Growing; https://www.businesswire.com/news/home/20191108005644/en/Concerned-Shareholder-United-Corporation-Urges-Board-Directors

ADDITIONAL DISCONCERTING AND FUNDAMENTAL FLAWS IN FIRST UNITED'S GOVERNANCE PRACTICES

First United's three "strategic reviews" inadvertently highlights a number of issues with the Company's governance practices

First United 2011 Meeting of Shareholders

> Last year, the Board, through its independent Nominations and Governance Committee, conducted a comprehensive study to determine if this form of governance still made sense for the Company. An independent consultant was retained to help guide them through this study. They concluded that the combined roles continues to make sense for First United, and the Board concurred with this finding. To further solidify its independence, the Board decided to establish the role of Lead Director that would be filled by the Director who chairs the independent Nominations and Governance Committee. This individual would chair the periodic executive sessions and serve as a resource for Directors – and Shareholders – who wish to raise issues that, for whatever reason, they are not inclined to put in front of the Board Chairman.

No independent committee was formed to review strategic alternatives

- Driver believes that at least two directors, Carissa Rodeheaver and Andrew Walls, have clear and obvious conflicts of interest (in maintaining a job and a steady stream of fees to his business, respectively) that would prevent an objective and unbiased analysis of whether a sale of First United was in the best interest of shareholders
- Driver believes that, by including clearly conflicted directors in its many reviews of strategic alternatives, the First United Board displayed a fundamental disregard for basic corporate governance principles and expectations

First United has a history of using shareholder resources to produce self-serving reports

- In 2010 or 2011, the incumbent Board retained an independent consultant to analyze whether First United should split the roles of Chairman and CEO
- Not surprisingly, the independent consultant determined that maintaining the status quo was in the best interest of First United
- This report was never made public

Source: https://www.sec.gov/Archives/edgar/data/763907/000114420411028333/v222085_ex99-1.htm

First United's self-serving "strategic reviews" spurred shareholder outrage

Rangeley Capital Responds to First United Corporation's Rejection of Growing Shareholder Support for a Legitimate, Transparent Review of Strategic Alternatives

Announces Intent to Vote FOR Driver Management Company's Minority Slate of Three Independent and Highly-Qualified Director Nominees in 2020 Election Contest

Believes That Regardless of Whether a Sale Occurs, All Shareholders Benefit From Independently-Minded, Unconflicted Individuals Joining the Board of Directors

February 11, 2020 03:45 PM Eastern Standard Time

NEW CANAAN, Conn.--(BUSINESS WIRE)--Rangeley Capital LLC ("Rangeley"), a long-term shareholder of First United Corporation (NASDAQ:FUNC) ("First United" or the "Company"), today issued a statement in response to First United's decision to reject shareholders' views regarding the importance of evaluating a sale in a credible, transparent manner.

Chris DeMuth Jr., Rangeley's founder and portfolio manager, commented:

"First United's Board of Directors is making it clear that it has little respect for its true owners' views and no regard for the tenets of sound corporate governance—including transparent communication and director independence. By dismissing the growing wave of vocal shareholder support for a legitimate and transparently-run strategic review of alternatives, First United is only reinforcing that meaningful change is urgently needed in the boardroom. This is why Rangeley is supporting Driver Management Company's slate of director nominees: Michael J. Driscoll, Ethan C. Elzen and Lisa Narrell-Mead.

As a long-term shareholder of First United, Rangeley has become all too familiar with the Company's insular and unfriendly corporate governance policies. This is why we would not be satisfied in the least if First United sought to proactively refresh a sub-set of the Board of Directors with its own hand-picked replacements. Shareholders should recognize that regardless of whether a sale of the Company occurs, it will be important to have new, independently-minded directors in the boardroom that are untainted by past associations and biases. The nominees put forth by Driver Management Company can be that check in the boardroom."

Source: https://www.businesswire.com/news/home/20200211006001/en/Rangeley-Capital-Responds-United-Corporation%E2%80%99s-Rejection-Growing

First United thinks that being independent is a "strategy" but other public company CEOs agree that independence is a right to be earned

- As a public company that answers to its shareholders, First United seems to have forgotten that it must earn the right to remain independent

- This is a belief that most public CEOs – particularly in the banking sector – are quite vocal about

- Take Comerica Incorporated's (NYSE: CMA) Chief Executive Officer, Ralpha Babb, who commented on the Company's Q1 2016 earnings call

> " ...I know that <u>we must earn our right to remain independent every day</u>, and <u>our management team and board are committed to doing what is in the best interest of our shareholders</u>. We are a business bank at our core, dedicated to providing high quality financial services and building lasting client relationships.
>
> We operate Comerica for <u>the ultimate benefit of our shareholders and all of our actions are directed to maximize value...</u> "

Ralpha Babb, CEO



> " ...Ralph, as you thought about this and looked at this, did you consider at all, was the larger <u>strategic alternatives ever on the table for you in terms of a sale of the bank</u> given the potential foreign bank interest or was that even a consideration before you got to this decision around the profitability program? "

Evercore ISI Analyst

> " Well, as I was talking [about] earlier, we have to <u>earn our right to be independent every day... we look at all of our opportunities that are out there and regularly review that at management and the Board level and review the opportunities...</u> "

THIS IS BOARD REFRESHMENT?

On March 27, 2020, First United "provided an update regarding its Board's refreshment strategy"

"In 2019, First United reduced the size of the Board when Robert Stuck retired, allowing for a more nimble and flexible Board that is better able to meet the needs of shareholders and banking customers. In June 2020, Robert W. Kurtz will retire. Thereafter, pursuant to the Board's mandatory retirement policy, two additional incumbent directors will leave the Board at the conclusion of the 2021 annual meeting and one additional incumbent director will leave the Board at the conclusion of the 2023 annual meeting. Within a 10-year span, the Board will have more than 60% of its directors refreshed, achieving the goals set forth by the Board."

Based on the above, First United's recently enacted director retirement policy and assuming an 11-member Board, this will be First United's "Refreshed" Board at the end of 2023:



Year Joined
2025
2018
2011
2004
1997
1990
Years Served
35
30
25
20
15
10
5
0
John McCullough Replacement
Elaine McDonald Replacement
Gary Ruddell Replacement
Robert Kurtz Replacement
John Barr
Bruce Boal
Marisa Shockley
Carissa Rodeheaver
Andrew Walls
Kathryn Burkey
Robert Rudy
Years Served
Year Joined

Source: Press Release dated March 27, 2020 https://www.sec.gov/Archives/edgar/data/763907/000110465920039602/tm2014022d1_ex99-3.htm; On March 27, 2020, First United amended its Bylaws to provide "that no person will be eligible for election to the Board at any meeting of shareholders if he or she is or will be 72 years of age or older at any time during the calendar year in which the meeting is to be held" https://www.sec.gov/Archives/edgar/data/763907/000110465920039602/tm2014022d1_8k.htm

DRIVER MANAGEMENT COMPANY LLC 58

DRIVER'S INDEPENDENT SLATE

DRIVER'S HIGHLY-QUALIFIED, INDEPENDENT NOMINEES



Michael J. Driscoll, Ed.D

- ✓ Dean of The Richard J. Bolte, Sr. School of Business at Mount St. Mary's University
- ✓ Previously, Clinical Professor and Senior Executive in Residence at the Robert B. Willumstad School of Business at Adelphi University
- ✓ Nearly three decades of Wall Street experience focused on capital markets
- ✓ Recognized as an expert on fiscal and monetary issues
- ✓ Holds a Bachelor of Science from SUNY Maritime College, a Master of Business Administration from Adelphi University, and a Doctor of Education in higher education management from the University of Pennsylvania

> *Dr. Driscoll would bring extensive banking sector expertise, capital markets experience, regional familiarity and ties to the Board*
>
> *In addition to his business background, he has a deep understanding of First United's markets due to his role at Mount St. Mary's University, which is based in Emmitsburg, Maryland, with a satellite campus in Frederick, Maryland*



Ethan C. Elzen

- ✓ Chief Financial Officer of Xome Inc
- ✓ Previously President, Colorado Federal Savings Bank and Silver Queen Financial Services, Inc.
- ✓ Senior Advisor, Provident Funding Associates, L.P. & Pica Family of Companies
- ✓ Previously, a senior investment banker at UBS Investment Bank originating and executing transactions for financial institutions
- ✓ Key member of restructuring team at Ally Financial focused on cost-cutting and alternatives for Residential Capital LLC
- ✓ Began career at Bank of America with extensive experience in investment banking, treasury and balance sheet management and merger integration

> *Mr. Elzen would bring additive banking experience and financial services acumen to the Board*
>
> *In addition to building a commercial real estate and construction lending business at Colorado Federal Savings Bank, he spearheaded the bank's turnaround – his restructuring plan increased profitability, reduced expenses and led to remediation of regulatory issues*



Lisa Narrell-Mead

- ✓ Chief Executive Officer of Workplace Advisors LLC, a provider of strategic advice and execution resources for regional and community banks
- ✓ Extensive experience in talent management and human resources, including through senior executive roles at Cadence Bank, Regions Financial Corporation and AmSouth Bank
- ✓ Serves on the board of directors of INBank in Denver, Colorado; Argent Trust Company in Nashville, Tennessee; and Verdigris Holdings in Phoenix, Arizona
- ✓ Previously served on the board of directors of River Road Financial Corporation in New Orleans, Louisiana

> *Ms. Narrell-Mead would bring deep banking sector experience to the Board, including in the areas of strategic planning, risk management, regulatory compliance, law and talent management*
>
> *Her comprehensive legal and bank sector experience would provide practical insight into how similarly situated financial institutions have enhanced performance and increased value*

Q&A: DRIVER NOMINEE, MICHAEL J. DRISCOLL, ED.D



Question #1: Why do you want to join First United's Board?

Dr. Driscoll: As a Maryland resident and dean of the business school at Mount St. Mary's University, I am very motivated by the opportunity to help a regional institution better serve its shareholders, customers and the communities it operates in. First United's Board currently has only two directors with prior experience in the banking sector, which seems insufficient for a bank during these volatile times. The Board's average director tenure is also more than 15 years, rendering a majority of the directors "stale" based on criteria set by independent proxy advisory firms. I see a clear opportunity to improve First United's corporate governance by deepening the Board's banking sector expertise and encouraging other enhancements, ranging from bylaw improvements to modernizing director-shareholder engagement.

Question #2: Since First United already has many individuals from the community on its Board, can you really add value?

Dr. Driscoll: If elected to the Board, I would be the only director with leadership experience at a respected local university's business school. My role at Mount St. Mary's University affords me very unique insight into regional economic activity and the talent market. I would welcome the opportunity share my analysis and research findings with the Board and help enhance recruiting strategies at local universities, where I have many relationships. There is no doubt in my mind that the Board can make more informed, strategic decisions if it has access to a broader set of local perspectives related to the regional economy and the talent coming out of local colleges and business schools.

Question #3: How does your career on Wall Street benefit First United and shareholders?

Dr. Driscoll: In my view, there is no substitute for the practical financial services experience that the Board presently lacks. I previously spent thirty years working across the banking, investment management and corporate sectors. My extensive experience investing in and trading bank securities provides me unique insight into the types of governance, financial and strategy considerations that First United's Board should be prioritizing moving forward. I also bring strong knowledge of fiscal and monetary policy dynamics that can help the Board navigate what may be a period of significant government intervention during and after this pandemic.

Q&A: DRIVER NOMINEE, MICHAEL J. DRISCOLL, ED.D



Question #4: Should shareholders be concerned about adding three new directors to First United's Board now in light of the COVID-19 pandemic?

Dr. Driscoll: Given that First United struggled mightily during the last financial crisis prior to receiving a government bailout and ending its common stock dividend, I think shareholders should have concerns about the Board's ability to navigate the go-forward environment. Many of the individuals on the Board right now were at First United during the aforementioned period. My background helping institutions navigate the 2001-02 downturn and 2008-09 recession can help the Board install policies and procedures for better overseeing management this time around. I think the current environment also requires a bank to have an independent and strong board of directors, so I want to help First United's Board assess the merits of splitting up the Chairman and Chief Executive Officer roles currently held by Carissa Rodeheaver. Separating the roles has become a corporate governance norm across Corporate America.

Question #5: Do you believe First United should explore a sale?

Dr. Driscoll: It is premature for me to have a view on whether a sale is in the best interests of shareholders. If elected to the Board, I intend to evaluate First United's current standalone strategy relative to any strategic alternatives that may exist. I would enter the boardroom with a completely open mind and no pre-conceived biases.

Q&A: DRIVER NOMINEE, ETHAN C. ELZEN



Question #1: Why do you want to join First United's Board?

Mr. Elzen: I see a tremendous opportunity to bring banking sector experience, FinTech and e-commerce knowledge, and an understanding of transactions to a Board that appears ill-equipped to lead First United into the future. I have spent the majority of my career helping banks and financial services companies execute transactions, turnarounds and growth strategies. You could say that I specialize in helping institutions navigate transformative periods. When I look at First United, I see an institution that is failing to adapt to the modern banking environment that demands efficiency, flexibility and a technology strategy appropriately tailored to the business. Those are long-term problems for shareholders – ones that need to be solved.

Question #2: What near-term opportunities do you see to improve First United and put it on better footing?

Mr. Elzen: If elected to the Board, I would like to work with the other directors to determine how we can address what appears to be First United's costly operating inefficiencies. For examples, many of First United's 32 locations in Maryland are within a few miles of one another, indicating that hundreds of thousands of dollars per year could be going to waste on each location that is potentially geographically redundant. A review of basic census data also indicates that half of First United's costly and expansive brick-and-mortar footprint is in areas where populations are shrinking. An analytical, data-driven review must be conducted to ensure shareholders' capital is not being deployed in an efficient manner as more consumers gravitate toward online banking (especially amidst the COVID-19 pandemic).

Question #3: Can you clear up First United's statements about your former employer – Colorado Federal Savings Bank ("Colorado Federal") – having regulatory problems during your tenure?

Mr. Elzen: I was very disappointed to see that First United tried to mislead its shareholders about my integrity and tenure at Colorado Federal. The truth is that Colorado Federal was in pretty rough shape when its current owner bought it in 2008 and, unfortunately, the bank was still grappling with material problems when I joined in 2013 to help turn things around. One of the first things that I did was work with regulators to identify the full scope of the problem and establish a plan for resolving legacy issues. A crucial aspect of that process was remediating a written agreement with the Comptroller of the Currency (OCC) in 2014 in under 21 months. I pride myself on being a problem solver and turnaround expert, so I am proud of what I helped accomplish at Colorado Federal.

Q&A: DRIVER NOMINEE, ETHAN C. ELZEN



Question #4: Colorado Federal is not an ordinary bank: how is the bank different from First United and how would your experience shape your views as a director at First United?

Mr. Elzen: For one, Colorado Federal is primarily owned by one individual, so accountability was something that we took extremely seriously. Colorado Federal is also an online-only bank, so we spent a lot of time working on the best way to use technology – both on the customer-facing and back office sides – to grow margins. This said, we never stopped analyzing the pros and cons of branches and the different approaches to branch banking.

Question #5: Do you believe First United should explore a sale?

Mr. Elzen: I have no preconceived view about whether a sale is in the best interests of shareholders. If elected to the Board, I want to evaluate First United's business plans, capabilities and standalone prospects – and then compare those to any alternative routes that the Board may be considering. In all instances, I would want to work alongside my fellow directors in a collegial and open manner to determine what is best for shareholders.

Q&A: DRIVER NOMINEE, LISA NARRELL-MEAD



Question #1: Why do you want to join First United's Board?

Ms. Narrell-Mead: I enjoy serving in a Director role as it affords me the ability to add value to an organization and its shareholders. As someone who has served on the boards of banks/trust companies, worked directly with the Board of a large regional bank and consulted for many others, I see an exciting opportunity to help enhance First United's executive compensation policies, human capital management protocols, corporate governance and culture. I can also offer unique perspectives to help the Company better navigate and rebound from the COVID-19 crisis, particularly in light of my experience helping other banks effectively manage their people, resources and processes during this challenging time.

Question #2: You are from Birmingham, Alabama – how does that make you well-suited to be a director of a bank based in Oakland, Maryland?

Ms. Narrell-Mead: Honestly, about the same as it prepared me to be a successful director of banks in New Orleans, Louisiana and Denver, Colorado. It is obviously important for regional banks to have qualified people from the communities they serve on their boards of directors, but First United should not solely rely on those types of individuals. Sector experience is important, particularly as it relates to governance. Boards are always in danger of falling prey to groupthink when they dismiss diversity – including geographic diversity – while assembling directors. I can bring fresh but knowledgeable thinking to First United's boardroom.

Question #3: How has your background as a lawyer made you a better financial services executive and consultant?

Ms. Narrell-Mead: Well, I like to say that you never really stop being a lawyer and my legal training and experience continues to be extremely valuable in everything I do. The biggest thing I continue to draw on is the problem solving skills you develop as a lawyer. Right now, in my role as Chief Executive Officer of Everett Advisory Partners, I am spending a lot of time helping banks navigate these unprecedented times – and certainly my legal background (and my experience dealing with regulators) has been a tremendous help when analyzing the pros and cons of participating in the various government relief programs organized by the Federal Reserve and Treasury Department.

Q&A: DRIVER NOMINEE, LISA NARRELL-MEAD



Question #4: You have a reputation as an independent thinker while maintaining collegial working relationships – has that come naturally to you or have you developed that over your professional career?

Ms. Narrell-Mead: Probably a little of both. By nature, I have a questioning attitude and a bit of an independent streak. I have never been the type of person that walks a party line or endorses business practices just because they have been in place for a long time. On the other hand, I realize that as one person on a board of ten or eleven, you cannot be effective unless you can understand another point of view and be able to listen, communicate with other directors and explain your point of view in a clear, compelling fashion. If elected to First United's Board, I would welcome the opportunity to build relationships with the other directors and to be an independent voice in discussions about how to enhance alignment of interest with stockholders and install a culture of accountability and innovation.

Question #5: Do you believe First United should explore a sale?

Ms. Narrell-Mead: It would be completely inappropriate for me to have a pre-set view on any hypothetical transaction. I need to get under the hood in the boardroom before making any determination about whether a sale is advisable. If elected to the Board, I will join with only one unbreakable commitment: always act in the best interests of shareholders.

TIME FOR MEANINGFUL CHANGE

Driver's vision for First United is clear

By nominating three independent director candidates for election to the Board of Directors at First United, Driver hopes to:

- Stop the culture of cronyism;

- Eliminate conflicts of interest;

- Promote best practices in corporate governance;

- Restore accountability; and most importantly...

PUT FIRST UNITED SHAREHOLDERS FIRST.

NOMINEE BIOGRAPHIES



Michael J. Driscoll, Ed.D

Michael J. Driscoll, Ed.D, age 59, has been the Dean of The Richard J. Bolte, Sr. School of Business, Mount St. Mary's University, since July 2018. He was previously Clinical Professor and Senior Executive in Residence at the Robert B. Willumstad School of Business at Adelphi University from 2010 to July 2018. Prior to working in higher education, Dr. Driscoll was a founding member and Head of Trading of Geosphere Capital LLC, a hedge fund focusing on global natural resources and industrials, from 2007 to 2010. He also served as a Senior Managing Director at Bear, Sterns & Co. from 2002 to 2007, Donaldson, Lufkin, & Jenrette from 1998 to 2002, Hambrecht & Quist from 1997 to 1998, and Smith Barney from 1987 to 1997. He holds a Doctorate in Education from the University of Pennsylvania, a Master of Business Administration from 40 Adelphi University and a Bachelor of Science from the State University of New York Maritime College. Dr. Driscoll was also awarded a Fulbright Specialist scholarship, which he completed at The National University of Ireland, Galway. In addition to his business activities, Dr. Driscoll serves on the Department of Medicine Advisory Board for Northwell Health System.



Ethan C. Elzen

Ethan C. Elzen, age 40, is the Chief Financial Officer of Xome Inc., and previously served as the President of Colorado Federal Savings Bank from June 2014 to May 2020 and was previously its Chief Financial Officer from 2013 to May 2014. Mr. Elzen has also served as a senior advisor to Provident Funding Associates, L.P. ("Provident Funding"), a non-bank mortgage originator and servicer, and the Pica Family of Companies, which includes Provident Funding, Provident Mortgage Trust, Inc., a private mortgage real estate investment trust, Colorado Federal Savings Bank, Provitech Solutions, LLC, a technology services company, CFBI, a residential property development company and PointServ, a provider of verification services for the mortgage lending and financial industries, since 2013. Prior to that, Mr. Elzen was a senior investment banker at UBS Investment Bank, originating and executing transactions for financial institutions, from 2010 to 2013. Earlier in his career, Mr. Elzen was a member of the restructuring 41 team at Ally Financial from 2009 to 2010, where he focused on cost cutting and strategic alternatives for Residential Capital LLC, the mortgage division of the GMAC Mortgage Corporation. Mr. Elzen began his career at Bank of America, where he gained extensive experience in investment banking, treasury and balance sheet management and merger integration. Mr. Elzen holds a Bachelor of Science in Business Administration (Finance & Banking) from Appalachian State University. He is also on the Board of Directors of the Habitat for Humanity of Metro Denver, and he co-founded Coastal Springs Distilling, a California craft gin distiller.



Lisa Narrell-Mead

Lisa Narrell-Mead, age 55, has been the Chief Executive Officer of Workplace Advisors LLC, a provider of strategic advice and execution resources for regional and community banks, since 2013 and has overseen Workplace Advisors' 2019 acquisition of Everett Advisory Partners, a financial services advisory firm. Ms. Narrell-Mead was previously the Executive Vice President of Cadence Bank, N.A. from 2011 to 2013, where she served on the Executive Committee for the bank and had direct responsibility for the formation of the Human Resources and Corporate Services/Administrative units of the bank. She is a former executive of Regions Financial Corporation, a Regional Bank from 2006 to 2011, and AmSouth Bank from 1998 to 2006 (when AmSouth merged with Regions). Prior to joining AmSouth Bank, Ms. Narrell-Mead was a partner at the law firm of Constangy Brooks & Smith from 1993 to 1998, specializing in workplace and employment law. Ms. Narrell-Mead has served on the Boards of Directors of INBank (formerly International Bank), a community bank serving Metro Denver, Southern Colorado and Northern New Mexico, from June 2018 to present, Argent Trust Company, a Trust Company, from 2016 to present and Verdigris Holdings, a holding company creating a banking solution to bank the unbanked, since June 2019. Ms. Narrell-Mead served on the Board of Directors of River Road Financial Corporation, a holding company seeking to raise capital to acquire and expand a bank, from 2018 to May 2019. She holds a Juris Doctorate from Emory University, School of Law where she graduated with Distinction and a Bachelor of Science from Birmingham-Southern College where she graduated magna cum laude.

APPENDIX

Detailed breakdown of Peer Group selections for analysis

Proxy Peers

	City, State	Ticker	Market Cap ($m)	Total Assets ($m)	Loans/Deposits (%)	NPAs/Assets (%)	LLR/Loans (%)	ROAA (%)	ROATCE (%)	NIM (%)	Efficiency Ratio (%)	TCE/TA (%)	Price/LTM EPS(x)	Price/TBV (%)
AmeriServ Financial, Inc.	Johnstown, PA	ASRV	49.6	1,171,184	91.90	0.20	1.05	0.51	6.84	3.28	82.60	7.48	9.1	55.8
ACNB Corporation	Gettysburg, PA	ACNB	209.6	1,720,253	90.11	0.47	1.09	1.40	15.74	3.81	59.78	9.76	10.1	106.0
Orrstown Financial Services, Inc.	Shippensburg, PA	ORRF	149.6	2,383,274	87.67	0.50	0.89	0.76	9.94	3.43	70.59	8.32	7.8	81.4
Penns Woods Bancorp, Inc.	Williamsport, PA	PWOD	163.4	1,665,323	102.38	1.02	0.87	0.94	11.98	3.29	63.52	8.31	11.1	117.8
Chemung Financial Corporation	Elmira, NY	CHMG	120.2	1,787,827	83.28	1.09	1.79	0.88	10.50	3.64	67.79	9.07	8.8	71.5
Citizens Financial Services, Inc.	Mansfield, PA	CZFS	194.0	1,466,339	92.11	1.52	1.24	1.34	15.66	3.72	54.34	9.07	9.0	128.9
Citizens & Northern Corporation	Wellsboro, PA	CZNC	239.5	1,654,145	94.38	0.79	0.83	1.27	9.49	3.86	60.46	13.22	11.9	111.1
Franklin Financial Services Corporation	Chambersburg, PA	FRAF	107.9	1,269,157	83.04	1.12	1.28	1.29	14.22	3.68	66.06	9.40	7.5	90.1
Codorus Valley Bancorp, Inc.	York, PA	CVLY	129.4	1,886,545	94.63	1.44	1.39	1.01	10.12	3.66	65.23	10.01	11.4	68.5
C&F Financial Corporation	Toano, VA	CFFI	117.9	1,657,432	86.37	0.49	2.73	1.20	13.33	5.52	69.95	9.10	6.0	74.3
Evans Bancorp, Inc.	Hamburg, NY	EVBN	121.6	1,460,230	96.77	NA	1.24	1.17	13.57	3.78	67.30	9.39	9.2	91.1
National Bankshares, Inc.	Blacksburg, VA	NKSH	180.2	1,321,837	65.50	0.51	0.93	1.39	10.33	3.29	54.37	13.37	10.6	102.6
Old Point Financial Corporation	Hampton, VA	OPOF	92.4	1,054,488	84.08	0.80	1.29	0.76	7.50	3.61	80.69	10.24	13.1	85.5
Union Bankshares, Inc.	Morrisville, VT	UNB	93.9	872,912	90.22	0.52	0.90	1.30	16.45	4.02	66.23	7.97	9.2	131.6
Summit Financial Group, Inc.	Moorefield, WV	SMMF	208.3	2,403,492	100.01	2.25	0.68	1.40	15.66	3.66	53.92	9.44	6.9	93.9
Salisbury Bancorp, Inc.	Lakeville, CT	SAL	97.6	1,112,448	101.83	1.05	0.95	1.00	12.01	3.28	66.60	9.01	9.1	96.2
Fidelity D & D Bancorp, Inc.	Dunmore, PA	FDBC	176.3	1,009,927	90.15	0.50	1.29	1.18	11.52	3.52	61.81	10.56	11.8	119.5
MVB Financial Corp.	Fairmont, WV	MVBF	156.5	1,944,114	108.66	0.56	0.79	1.46	16.02	3.47	78.66	9.45	6.8	86.4
Riverview Financial Corporation	Harrisburg, PA	RIVE	70.3	1,079,954	90.60	0.47	0.88	0.38	5.55	4.07	76.95	8.61	10.7	67.4
Median			129.4	1,466,339	90.60	0.67	1.05	1.18	11.98	3.66	66.23	9.39	9.2	91.1
Mean			141.0	1,522,152	91.25	0.85	1.16	1.09	11.92	3.71	66.68	9.57	9.5	93.7

Geographic Peers

	City, State	Ticker	Market Cap ($m)	Total Assets ($m)	Loans/Deposits (%)	NPAs/Assets (%)	LLR/Loans (%)	ROAA (%)	ROATCE (%)	NIM (%)	Efficiency Ratio (%)	TCE/TA (%)	Price/LTM EPS(x)	Price/TBV (%)
ACNB Corporation	Gettysburg, PA	ACNB	209.6	1,720,253	90.11	0.47	1.09	1.40	15.74	3.81	59.78	9.76	10.1	106.0
Mid Penn Bancorp, Inc.	Millersburg, PA	MPB	162.1	2,231,175	92.18	0.54	0.54	0.82	11.65	3.57	71.55	7.83	9.3	94.6
American National Bankshares Inc.	Danville, VA	AMNB	260.2	2,478,550	88.85	0.17	0.72	0.91	10.13	3.68	57.23	9.57	11.3	112.7
Orrstown Financial Services, Inc.	Shippensburg, PA	ORRF	149.6	2,383,274	87.67	0.50	0.89	0.76	9.94	3.43	70.59	8.32	7.8	81.4
Penns Woods Bancorp, Inc.	Williamsport, PA	PWOD	163.4	1,665,323	102.38	1.02	0.87	0.94	11.98	3.29	63.52	8.31	11.1	117.8
Chemung Financial Corporation	Elmira, NY	CHMG	120.2	1,787,827	83.28	1.09	1.79	0.88	10.50	3.64	67.79	9.07	8.8	71.5
Citizens & Northern Corporation	Wellsboro, PA	CZNC	239.5	1,654,145	94.38	0.79	0.83	1.27	9.49	3.86	60.46	13.22	11.9	111.1
Farmers National Banc Corp.	Canfield, OH	FMNB	315.0	2,449,158	90.17	0.41	0.80	1.50	15.24	3.82	56.50	10.67	8.7	125.3
Franklin Financial Services Corporation	Chambersburg, PA	FRAF	107.9	1,269,157	83.04	1.12	1.28	1.29	14.22	3.68	66.06	9.40	7.5	90.1
Codorus Valley Bancorp, Inc.	York, PA	CVLY	129.4	1,886,545	94.63	1.44	1.39	1.01	10.12	3.66	65.23	10.01	11.4	68.5
First Community Bankshares, Inc.	Bluefield, VA	FCBC	380.0	2,798,847	90.75	0.95	0.87	1.75	16.94	4.59	55.67	10.93	8.7	135.8
National Bankshares, Inc.	Blacksburg, VA	NKSH	180.2	1,321,837	65.50	0.51	0.93	1.39	10.33	3.29	54.37	13.37	10.6	102.6
Old Point Financial Corporation	Hampton, VA	OPOF	92.4	1,054,488	84.08	0.80	1.29	0.76	7.50	3.61	80.69	10.24	13.1	85.5
Peoples Financial Services Corp.	Scranton, PA	PFIS	249.7	2,475,327	98.31	0.41	1.17	1.10	11.70	3.58	59.60	9.71	10.2	103.5
Summit Financial Group, Inc.	Moorefield, WV	SMMF	208.3	2,403,492	100.01	2.25	0.68	1.40	15.66	3.66	53.92	9.44	6.9	93.9
Norwood Financial Corp.	Honesdale, PA	NWFL	140.4	1,230,610	96.56	0.19	0.92	1.18	11.95	3.53	58.88	10.32	10.0	108.1
Shore Bancshares, Inc.	Easton, MD	SHBI	115.9	1,559,235	93.09	1.16	0.84	1.08	9.81	3.54	60.60	11.24	7.5	65.8
FNCB Bancorp, Inc.	Dunmore, PA	FNCB	122.9	1,203,541	82.71	1.58	1.08	0.92	8.88	3.27	68.61	11.10	11.7	89.1
MVB Financial Corp.	Fairmont, WV	MVBF	156.5	1,944,114	108.66	0.56	0.79	1.46	16.02	3.47	78.66	9.45	6.8	86.4
CB Financial Services, Inc.	Carmichaels, PA	CBFV	120.4	1,321,537	85.17	0.41	1.04	1.09	14.92	3.61	64.48	8.74	10.0	106.4
ESSA Bancorp, Inc.	Stroudsburg, PA	ESSA	127.6	1,799,427	99.88	0.58	0.94	0.69	7.54	2.73	68.63	9.79	9.4	75.8
Median			156.5	1,787,827	90.75	0.58	0.92	1.09	11.65	3.61	63.52	9.76	10.0	94.6
Mean			178.6	1,839,898	91.02	0.81	0.99	1.12	11.92	3.59	63.94	10.02	9.7	96.8

	City, State	Ticker	Market Cap ($m)	Total Assets ($m)	Loans/Deposits (%)	NPAs/Assets (%)	LLR/Loans (%)	ROAA (%)	ROATCE (%)	NIM (%)	Efficiency Ratio (%)	TCE/TA (%)	Price/LTM EPS(x)	Price/TBV (%)
First United Corporation	Oakland, MD	FUNC	104.1	1,442,027	91.91	1.30	1.19	0.93	11.44	3.68	69.54	8.03	9.0	96.8

Balance sheet data as of 12/31/19; income statement data for twelve months ended 12/31/19; market data as of May 6, 2020

Source: S&P Global Market Inelligence

PERFORMANCE EVALUATION – CHOICE OF METIRCS

How First United evaluates its performance

- In evaluating First United's performance, they have historically looked to three ratios:
  - Non-performing assets as a percentage of assets;
  - Return on equity; and
  - Efficiency ratio
- Per William Grant, First United's long time former Chairman and CEO—who hand picked Directors Kathryn Burkey, John McCullough and Gary Ruddell and groomed Carissa Rodeheaver:

  "Of course, the first ratio is a test as to the loan quality within the bank. The second measures our effectiveness in generating a return on your equity. The last measures the internal health of our Company in essentially the area of cost containment. We have consistently told you that our relative performance on these three metrics serves as an excellent barometer of our performance, relative to similar organizations."
- In evaluating First United's Performance, Driver has looked to Non-Performing Assets to Assets and Efficiency Ratio, but substituted Core Return on Assets for Return on Equity for two reasons:
  - First, First United has historically been more leveraged than peers


Tangible Common Equity/Tangible Assets (%) 2000-2019
10.50
9.50
8.50
7.50
6.50
5.50
4.50
3.50
2.50
FY2000
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008
FY2009
FY2010
FY2011
FY2012
FY2013
FY2014
FY2015
FY2016
FY2017
FY2018
FY2019
First United
Proxy Peers
Geographic Peers

Source: First United 2008 Annual Meeting https://www.sec.gov/Archives/edgar/data/763907/000114420408026750/v112922_ex99-1.htm

DRIVER MANAGEMENT COMPANY LLC 75

PERFORMANCE EVALUATION – CHOICE OF METIRCS

- Second, certain non-core items have had, during any given year, a significant impact on First United's net income, including:
  - Sale of indirect auto loans for gain of $1.4 million in 2011;
  - Sale of insurance group assets in 2012 for $3.6 million; and
  - $11.6 million arbitration award in 2015 related to claim arising from First United's ill-advised pooled trust preferred strategy, an award that represented 72% of First United's 2015 pre-tax net income
- Based on these three metrics, Non-performing assets to assets, core return on equity and efficiency ratio, First United has consistently underperformed peers for twenty years


NET INCOME AVAILABLE TO COMMON SHAREHOLDERS
Millions
$12
$10
$8
$6
$4
$2
$0
$10.3
$4.9
$7.3
$3.2
Impact of one-time arbitration award, securities activity
Impact of one-time deferred tax asset revaluation
$4.7
$3.0
$5.4
$5.3
$4.1
2013
2014
2015
2016
2017
21

Source: S&P Global Market Intelligence; First United 2018 Annual Meeting Presentation
https://www.sec.gov/Archives/edgar/data/763907/000114420418029401/tv494288_ex99-1.htm

RATHER THAN ACCEPT THE MARKET'S HARSH VIEW OF FIRST UNITED'S "FAIR VALUE", FIRST UNITED CREATED THEIR OWN VERSION OF "FAIR VALUE"

Inadequate audit committee oversight: failure to record charge for goodwill impairment

- To determine whether goodwill was impaired, First United needed to determine its fair value and had to choose from two potential approaches:
  - Public company method; or
  - Income approach
- Rather than using their stock price—which reflected the value placed on First United by a disparate group of unrelated parties, all of whom were acting on the basis of publicly available information—to determine "fair value," First United instead chose to use the income method, which consisted of a discounted cash flow analysis that was based upon a number of assumptions, all apparently prepared by First United, including:
  - Estimates of future net income;
  - A discount rate based on an estimated theoretical cost of capital;
  - A theoretical exit multiple obtained by "adjusting" recent bank acquisition multiples; and
  - A capitalization rate obtained by further "adjusting" the discount rate for an estimated growth rate
- Not only did First United substitute a hypothetical view of First United's fair value—based entirely on estimates and assumptions that they determined—for the collective view of disinterested public market investors, but their reasons for doing so were both wrong and disingenuous: "illiquidity in [First United's} common stock and the adverse conditions surrounding the banking industry"
- However, despite First United's static and self-serving view of the banking industry as a whole, based on Core ROAA, industry conditions improved dramatically from 2011 to 2016 and could not be considered adverse
- In addition, as then Fed Chairman Janet Yellen testified on November 4, 2015:

  "[C]ommunity banks are significantly healthier. More than 95 percent are now profitable, and capital lost during the crisis has been largely replenished. Loan growth is picking up and problem loans are now at levels last seen early in the financial crisis"
- The notion that First United's common stock was any more illiquid during 2011-2016 is similarly preposterous

FIRST UNITED PERFORMANCE: THE LOST DECADE

First United has underperformed peers based on these three ratios, and the reasons for this phenomenon are simple

- First United primarily operates in slow-growing markets with fragile economies
- Immediately prior to the Financial Crisis, First United's management tried to compensate for the lack of growth in their core markets by investing in risky assets:
  - Pooled Trust Preferred Securities;
  - Out of market, down stream loan participations (primarily in the hotel industry); and
  - Land acquisition and development loans

The folly of these decisions became immediately apparent with the onset of the Financial Crisis

Consolidated net income for 2008 totaled $8.9 million or $1.45 per share, compared to $12.8 million or $2.08 per share for 2007. The decrease in net income resulted primarily from ***an increase in the provision for loan losses to $12.9 million in 2008, compared to $2.3 million for 2007*** and a ***$2.7 million non-cash other-than-temporary impairment charge on the investment portfolio.*** The increase in the provision in 2008 is due to increased net charge offs, an increase in the level of non-accrual loans, loan growth during 2008, specific allocations for impaired loans and changes in the qualitative factors used in the overall assessment of the adequacy of the allowance for loan losses. Specific allocations have been provided in instances where losses may occur. ***Approximately $4.0 million of the recorded expense is attributable to a real estate and development loan in Hardy County, West Virginia*** and ***deterioration in a group of loan relationships outside of the Corporation's market area***. Additional provision expense was also recorded because ***the company that services a loan in which the Bank holds a participation interest failed to remit $1.2 million in principal payments made by the borrower.***

The ***net loss attributable to common shareholders for the year ended December 31, 2009 was $12.8 million***, compared to net income available to common shareholders of $8.9 million for 2008. Basic and diluted losses per common share for the year ended December 31, 2009 were ($2.08), compared to basic and diluted income per common share of $1.45 for 2008. ***The decrease in net income resulted primarily from an increase of $24.0 million of other-than-temporary impairment charges related to available-for-sale securities***, ***$2.7 million in increased loan loss provision expense*** and $3.5 million of increased FDIC deposit insurance premiums.

Consolidated net loss attributable to common shareholders for the year ended December 31, 2010 was $11.8 million, compared to a net loss attributable to common shareholders of $12.8 million for 2009. Basic and diluted net loss per common share for the year ended December 31, 2010 was $1.91, compared to basic and diluted net loss per common share of $2.08 for 2009. The net loss resulted primarily from an $11.7 million decline in net interest income, ***$6.5 million of net losses related to a restructuring of the investment portfolio that was intended to limit credit risk and potential market and interest rate risk from a rising rate environment, and $3.4 million of losses and write-downs on other real estate owned.***

Source:
First United 2008 Form 10-K p. 23 https://www.sec.gov/Archives/edgar/data/763907/000114420409012382/v141943_10k.htm;
First United 2009 Form 10-K p. 22 https://www.sec.gov/Archives/edgar/data/763907/000114420410013166/v177206_10k.htm;
First United 2010 Form 10-K p. 23 https://www.sec.gov/Archives/edgar/data/763907/000121390011001190/f10k2010_firstunited.htm

The net result was that First United's Texas Ratio—a widely utilized metric to predict the likelihood of a bank failing – skyrocketed



Despite an obvious need for common equity, First United instead (at the end 2009) issued expensive (9.875%) trust preferred

- This trust preferred a form of capital that regulators had specifically excluded (because of its inadequate loss absorption qualities as well as its tendency to promote moral hazard and risk taking) from tangible equity for purposes of the annual stress test initiated in early 2009

  - Partly in order to maintain capital ratios, First United was forced to shrink its balance sheet



Source: S&P Global Market Intelligence
Source: https://www.fdic.gov/regulations/examinations/supervisory/insights/siwin10/trust.html#f7

FIRST UNITED PERFORMANCE: THE LOST DECADE

Prior to and during the Financial Crisis, First United consistently and repeatedly made bad decisions that were approved by eight—including Carissa Rodeheaver—of the eleven current members of First United's Board—bad decisions that were arguably made for the benefit of their own interests

1. First United did not sell when requested to by a shareholder in 2006, despite their clear knowledge and understanding that the reasons given for a sale—slow growth in stagnant markets—were true
   - Driver believes that First United's then board rejected the notion of a sale because it was in their interests (economic and otherwise) to maintain the status quo
2. To avoid it becoming obvious (due to declining earnings growth) to shareholders that the reasons given for the 2006 sale proposal were sound, First United sought to "boost" earnings by rapidly increasing their holdings of pooled trust preferred securities and out of market, down stream loan participations—strategies that were clearly "not in alignment with community banking"
3. Rather than immediately raise common equity capital when the need became clear and dire, First United instead issued expensive and inadequate trust preferred, because of their view that common equity would come from "private equity funds, hedge funds and investment bankers" whose interests were "not in alignment with community banking"

Driver believes that First United's primary reason for not raising needed common equity capital was not concerns about dilution, but a fear that new shareholders would demand accountability from First United's Board and management team and—in order to preserve the status quo—First United limped along, not paying a dividend and delivering inadequate returns for years, long after peer banks had recovered from the Financial Crisis.

Source: First United 2013 Annual Meeting Presentation p. 38 https://www.sec.gov/Archives/edgar/data/763907/000114420413027215/v344318_ex99-2.htm

FIRST UNITED'S STRATEGY: KICKING THE CAN DOWN THE ROAD

First United could have hastened its recovery from the Financial Crisis at any time by raising adequate capital and aggressively mitigating problem assets, but chose not to

2013

FINANCIAL PERFORMANCE

Your Company reported another positive year for 2013 as we saw continued improvement in our asset quality, growth in our Trust & Investments Department, and effective management of expense levels. Overall, net income available to common shareholders improved to $4.7 million in 2013 from $3.0 million in 2012. This translated to earnings per common share of $0.75 in 2013 versus $0.48 in 2012. The year-over-year increase was primarily due to reduced provision expense as asset loan balances. Although net income in recent years was reduced due to higher loan losses and provision expense, we were

at best. This was reflected in the slight compression of our net interest margin from 3.30% in 2012 to 3.25% in 2013 and the decline in loan balances during 2013. Our return to strong core earnings has been slower than we would like. As we have written in past letters, the Great Recession took a significant toll on First United as many loan customers struggled – and continue to struggle. Several years ago, we were faced with a choice on how to approach our troubled assets. We could have executed a sizable capital raise and a fire sale of non-performing loans and other real estate owned to a non-bank entity. We dismissed this out of hand because of the significant dilution it would have caused for you, our shareholder. We also recognized

As the financial crisis unfolded, many turned to the capital markets for significant capital injections. In several cases, these injections came from private equity funds, hedge funds and investment bankers. Sometimes, the interest of these investors is not in alignment with community banking. In addition, these injections tend to be very dilutive to the existing shareholders. Stated another way, the future "earnings pie" must be divided into much smaller pieces. Despite the temptation to do this, and despite guidance from some "experts" to do this, we resisted. We simply did not want to significantly dilute you, our shareholder.

2014

The quality of our loan portfolio significantly improved during 2014. As we have reported several times in the past, we have attempted to work closely with all of our troubled borrowers, seeking a solution that remediated their difficulties and preserved the loan within the Bank's portfolio. Many other financial institutions resolved their credit issues by selling off large portions of their troubled loan portfolios, often at a significant discount and with scant regard for what might become of the borrower. While this certainly had the benefit of quickly solving the issue, it was contrary to our

Source: http://investors.mybank.com/Cache/IRCache/fef88450-a74c-319e-36b3-908fce257cf3.PDF?O=PDF&T=&Y=&D=&FID=fef88450-a74c-319e-36b3-908fce257cf3&iid=100525 ; https://www.sec.gov/Archives/edgar/data/763907/000114420413027215/v344318_ex99-2.htm

SUSPENSION OF DIVIDEND FOR 29 CONSECUTIVE QUARTERS

Reinstating First United's dividend: something to be proud of?

2011

We have entered into informal agreements with our regulators that limit our ability to pay dividends and make other distributions on our outstanding securities, and we have deferred the payment of certain dividends and distributions pursuant to these agreements.

The Corporation is a party to an informal agreement with the Federal Reserve Bank of Richmond (the "FRBR") pursuant to which the Corporation agreed not to pay dividends on outstanding shares of its common or preferred stock, make interest payments under the junior subordinated debentures underlying the trust preferred securities issued by the Trusts (the "TPS Debentures"), or take any other action that reduces regulatory capital without the prior approval of the FRBR. The Bank is a party to a similar agreement with the FDIC and the Maryland Commissioner. These agreements give our regulators the ability to prohibit a proposed dividend payment, or any other distribution with respect to outstanding securities, including the repurchase of stock, at a time or times when applicable banking and corporate laws would otherwise permit such a dividend or distribution. On November 15, 2010, the Corporation elected, at the request of the FRBR pursuant to its agreement, to cease making cash dividend payments on its common stock and to defer regularly scheduled quarterly cash dividend payments under its Series A Preferred Stock, starting with the dividend payment due November 15, 2010. On December 15, 2010, at the request of the FRBR pursuant to its agreement, the Corporation elected to defer regularly scheduled quarterly interest payments with respect to an aggregate of $41.73 million of the TPS Debentures, starting with the interest payments due in March 2011, and this deferral requires the Trusts to defer regular quarterly dividend payments on their trust preferred securities. Both the deferral of dividends on the Series A Preferred Stock and the deferral of interest on the TPS Debentures are permitted under the terms of those securities and do not constitute events of default. During the deferral periods, dividends on the Series A Preferred Stock and interest under the TPS Debentures, and dividends on the related trust preferred securities, continue to accrue and must be paid at the time the Corporation recommences regular payments. Although the Corporation intends to periodically reevaluate the deferral of, and, in consultation with its regulators, consider reinstating, these payments when appropriate, no assurances can be given as to when, or if, these payments will recommence.

2012

What are the thoughts concerning dividends to the shareholders of the common stock?

This is a question that prompts discussion at many of the Board meetings. I can assure you that it weighs heavily on the minds of your Directors. A point in time when the dividends will start again cannot yet be determined. First United has made strides in strengthening its capital, and, with the exception of the credit noted earlier, has restored a core earnings stream. When earnings reach a normalized level, and when our level of troubled loans is within historical levels, I believe that the issue of dividend restoration can be re-evaluated.

Source: https://www.sec.gov/Archives/edgar/data/763907/000121390011001190/f10k2010_firstunited.htm#item1a; https://www.sec.gov/Archives/edgar/data/763907/000114420412027367/v312413_ex99-1.htm

SUSPENSION OF DIVIDEND FOR 29 CONSECUTIVE QUARTERS

Carissa Rodeheaver and the Legacy Directors shouldn't congratulate themselves so much on reinstating the dividend

2014

Slide 22: Components of Capital

Going forward, we are focused on shifting the mix in our capital composition to higher levels of tangible common equity, which is represented by the dark blue portion of this chart. Our plans include the systematic payback of both the trust preferred debt held by third party investors and the Capital Purchase Program Series A preferred stock which are part of the red, green and light blue sections of the chart. This will result in a lower cost structure to our capital and will enable the Company to focus on growth and payment of the common stock dividend.

2015

Slide 22: Components of Capital

Going forward, we are focused on shifting the mix in our capital composition to higher levels of tangible common equity, which is represented by the dark blue portion of this chart. Our plans include the continued payment of both the quarterly interest due on our trust preferred debt and the quarterly dividends due on the Series A Preferred Stock ,which are part of the red, green and light blue sections of the chart. This should result in a lower cost structure to our capital and should enable the Company to focus on growth and the resumption of a cash dividend on the common stock. Our ability to pay cash dividends on the common stock will be dependent upon the key initiatives of repaying the higher cost debt and equity and strengthening our core earnings. The Board is very focused on resuming the payment of cash dividends on the common stock.

2016

Slide 6: Long-Term Strategies

It is only fitting that our strategic initiatives are designed with this in mind. We are focused on you, our shareholders and believe we can enhance your return by providing a unified experience for our customers through informed and educated associates, while also being active and visible in our communities. All of our strategies, goals and action plans are designed to culminate in an improved total return to you, our shareholders. I am pleased to report that our stock price improved by 37% during 2015, closing the year at $11.70. We have continued to trade in the low $11 range thus far in 2016. Our price continues to be somewhat volatile as our stock is not heavily traded. We believe that we will continue to see improvement in the price as our earnings increase over time. We believe it is growth in stock price that will drive your return for the foreseeable future. We will likely return to paying a dividend on our common stock after we have reduced the more expensive forms of capital on our balance sheet. Our first efforts at this were in February of this year when we repaid $10 million of the $30 million of our preferred stock.

Source: https://www.sec.gov/Archives/edgar/data/763907/000114420414030688/v378469_ex99-1.htm; https://www.sec.gov/Archives/edgar/data/763907/000114420415030354/v410527_ex99-1.htm; https://www.sec.gov/Archives/edgar/data/763907/000114420416101050/v439659_ex99-1.htm

Carissa Rodeheaver and the Legacy Directors shouldn't congratulate themselves so much on reinstating the dividend

2017

From a shareholder perspective, the timing of this stock raise was intentional and well-planned. The result using 2016 actual performance, was an increase of 783,626 shares and a decrease in dividend and interest expense of approximately $2 million. The raise was accretive to future earnings per share by approximately 12.9% and was only slightly dilutive to tangible book value by only 1.6%. As I have previously discussed, changing the mix in our capital structure from the higher cost trust preferred and preferred stock to common equity has brought us one step closer to resuming payment of our dividend. It is our intention to repay the final $10 million of preferred stock from our 2017 earnings and resume payment of our common stock dividend in 2018, provided earnings continue to grow as projected. I will now introduce Tonya Sturm, Senior Vice President and Chief Financial Officer, who will provide additional detail on our financial performance.

2018





Source: https://www.sec.gov/Archives/edgar/data/763907/000114420417028285/v467291_ex99-1.htm ; https://www.sec.gov/Archives/edgar/data/763907/000114420418029401/tv494288_ex99-1.htm

FIRST UNITED: MARKET ANALYSIS

Driver believes that First United's four most important markets (comprising 69.2% of total deposits) are Garrett and Frederick Counties in Maryland and Berkley and Monongalia Counties in West Virginia

Core Market	Why Driver Believes It is Important
Garrett County, Maryland	First United's "core" market and most important in terms of percentage of deposit franchise (33%) and deposit market share (61.85%)
Frederick County, Maryland	Largest market that First United operates in by population, with highest projected (2020-2025) percentage population growth; represents 15.64% of total deposit franchise
Berkeley County, West Virginia	11.54% of total deposit franchise; grew at more than two times First United's aggregate market population percentage growth rate for 2010-2020 and second highest projected (2020-2025) percentage population growth
Monongalia County, West Virginia	8.79% of total deposit franchise; population grew 11.82% from 2010-2020 and projected population growth of 3.28% in 2020-2025

Source: S&P Global Market Intelligence

First United's deposit market share in core markets across Maryland continue to decline

Garrett County, Maryland	Frederick County, Maryland

- Despite being a "core" market, First United's deposit market share in Garrett County has meaningfully declined from pre-Financial Crisis levels.

- The nature of First United's competition has also changed dramatically

  - In addition to long-time competitor M&T, First United now competes with Truist Financial Corp. (merger of BB&T and SunTrust) for retail banking customers in Garrett County.*

- Garrett County's economy is also fragile, given its reliance on tourism and vacation home development.

- Frederick County has a fast growing and resilient economy, however, First United has failed to meaningfully increase market share.

- First United's competitors in Frederick are even more fierce than Garrett:

  - Bank of America Corp., PNC Financial Services Group Inc., and Truist Financial Corp.*





Source: S&P Global Market Intelligence.
* See Appendix for breakdown of competitor branches, deposits, deposit per market share and deposits per branch.

FIRST UNITED'S CORE MARKETS: WEST VIRGINIA

The same deposit market share issues pervade the core markets in West Virginia

Berkeley County, West Virginia

- Despite being a "core" market, First United's deposit market share in Berkeley County is just as bleak as Maryland - First United has been incapable of preserving market share.

- Berkeley is competing against larger banks with more efficient bank operations:
  - United Bankshares Inc., City Holding Co., and Truist Financial Corp.*



Monongalia County, West Virginia

- Story repeats itself again in Monongalia County, as First United has failed to make lasting improvements in deposit market share here.

- Monongalia is competing against larger banks with more efficient bank operations:
  - United Bankshares Inc., Huntington Bancshares Inc., Truist Financial Corp., WesBanco Inc., and PNC Financial Services Group Inc.*



Source: S&P Global Market Intelligence.
* See Appendix for breakdown of competitor branches, deposits, deposit per market share and deposits per branch.

FIRST UNITED'S CORE MARKETS: COMPETITOR ANALYSIS

Garrett County, Maryland

Parent Company Name	Total Active Branches 2019	Total Deposits 2019 ($000)	Total Deposit Market Share 2019 (%)	Deposits Per Branch ($000)
First United Corp.	5	373,529	61.85	74,706
M&T Bank Corp.	2	86,389	14.30	43,195
Truist Financial Corp.	2	65,632	10.87	32,816

Frederick County, Maryland

Parent Company Name	Total Active Branches 2019	Total Deposits 2019 ($000)	Total Deposit Market Share 2019 (%)	Deposits Per Branch ($000)
PNC Financial Services Group Inc.	15	1,302,885	25.81	86,859
Truist Financial Corp.	12	1,012,422	20.06	84,369
Bank of America Corp.	5	554,221	10.98	110,844
First United Corp.	4	176,174	3.49	44,044

Berkeley County, West Virginia

Parent Company Name	Total Active Branches 2019	Total Deposits 2019 ($000)	Total Deposit Market Share 2019 (%)	Deposits Per Branch (%000)
Truist Financial Corp.	5	363,788	26.49	72,758
United Bankshares Inc.	4	271,572	19.77	67,893
City Holding Co.	4	181,794	13.24	45,449
First United Corp.	3	129,971	9.46	43,324

Monongalia County, West Virginia

Parent Company Name	Total Active Branches 2019	Total Deposits 2019 ($000)	Total Deposit Market Share 2019 (%)	Deposits Per Branch ($000)
United Bankshares Inc.	6	822,783	31.16	137,131
Huntington Bancshares Inc.	7	476,738	18.06	68,105
Truist Financial Corp.	4	434,769	16.47	108,692
WesBanco Inc.	3	158,782	6.01	52,927
PNC Financial Services Group Inc.	3	105,128	3.98	35,043
First United Corp.	3	98,976	3.75	32,992

Source: S&P Global Market Intelligence

A CLOSER LOOK

First United's Board continues to entrench itself behind Maryland's anti-shareholder laws to prevent Driver from communicating with other shareholders

	Delaware	Maryland
Requirement that shareholders be holders of record?	No, any beneficial shareholder has a right to obtain a shareholder list—respecting the federal policy of share immobilization and the realities of modern securities markets, shareholders do not have to transfer shares from brokerage or custody accounts to the corporation's transfer agent before exercising a fundamental shareholder right	Yes, record ownership is a prerequisite to the right to obtain a copy of the shareholder list
Minimum ownership requirement?	No, all shareholders are treated equally	Yes, ownership of at least 5% of a class of stock is a prerequisite to the right to obtain a copy of the shareholder list
Minimum ownership tenure?	No, all shareholders are treated equally	Yes, in addition to requiring that a shareholder be a shareholder of record and own at least 5% of an outstanding class of stock, ownership of 5% must be for at least six months before a shareholder has a right to obtain a copy of the shareholder list

FAILURES OF MOTIVATION: HIDING BEHIND MARYLAND STATE LAW

- In particular, with respect to publicly traded corporations, Maryland law's requirement that being a shareholder of record is a prerequisite to exercising a fundamental shareholder right (to obtain a shareholder list and communicate with other shareholders):

  - <u>Is contrary</u> to the policy of share immobilization first mandated by the federal government in response to the paperwork crisis of the early 1970s;

  - <u>Fails to reflect</u> the reality and exigencies of modern capital markets;

  - <u>Denigrates</u> the SEC's ownership reporting requirements; and

  - <u>Serves no</u> legitimate purpose, since publicly traded corporations have the right to obtain information regarding beneficial owners from any nominee pursuant to federal proxy rules (a right First United has doubtlessly exercised itself in order to solicit proxies for the election of its nominees) and can easily verify beneficial ownership

- In addition, Maryland law's requirement record ownership as a prerequisite to obtaining a shareholder list particularly prejudices institutional investors who may be subject to specific requirements regarding the custody and administration of assets and less able to transfer shares from institutional custodians and brokers (that provide seamless recordkeeping and oversight by fund administrators) to a corporation's transfer agent

- Since any 5% shareholder in a publicly traded Maryland corporation that would make a demand to inspect the stock ledger is likely also required to file a Schedule 13D with the SEC (as Driver initially did on September 5, 2019) reporting the extent of its beneficial ownership (and becoming subject to liability under the federal securities laws for any material misstatements or omissions), any additional "safeguards" provided by MGCL § 2-513's requirement of beneficial ownership would seem negligible at best

- Despite its archaic and shareholder unfriendly record ownership requirements, Maryland law does provide an alternative for corporations who do not wish to hide behind state law to disadvantage shareholders and protect an unlevel playing field in proxy contests, MGCL § 2-514, which permits corporations to adopt a resolution by which a record holder can certify that it holds shares for the account of another and effectively allow record holders to transfer the rights of that record holder to beneficial owners

- On February 10, 2020, Driver requested that First United's Board adopt a resolution pursuant to MGCL § 2-514 that would effectively allow Driver to exercise the rights of shareholder of record to inspect and copy First United's stock ledger--a request that was summarily rejected by First United without explanation or justification

- As Driver has been forced to complete a daisy chain of paperwork to request its custodian to further request Cede & Co. to make a demand on First United pursuant to MGCL § 2-513—a lengthy and convoluted process made significantly more difficult and time consuming by the ongoing response to the Covid-19 pandemic—First United, with unfettered access to a list of beneficial owners has been taking full advantage of this unlevel playing field to solicit proxies

- By hiding behind Maryland law, First United has both significantly hampered Driver's ability to communicate with other shareholders and created an unlevel playing field for its own advantage

Source: See, generally, In Re Appraisal of Dell, C.A. No. 9322-VCL (Del. Ch. July 13, 2015) (explaining how federal policy of share immobilization developed); In Re Appraisal of Dell ("without widespread participation in the depository system, securities markets would again drown in paperwork. The [depository] system was imposed by Congress and the SEC, and almost-universal participation is a de facto requirement") https://www.sec.gov/Archives/edgar/data/763907/000092189520000393/ex993to13da1412447002_021120.pdf

Q&A FOR SHAREHOLDERS REGARDING MARYLAND INVESTIGATION

Driver believes that First United is grossly mischaracterizing the existence, focus and potential impact of the Commissioner's activity, in an effort to distract shareholders from the important issues regarding First United and its future that are at stake in this election. We recognize that you may have questions about the Investigation, and we have set out what we think are the most relevant questions below, along with our answers to those questions.

What is this Investigation that I have been hearing about?	The Office of the Commissioner of Financial Regulation (the "Maryland Commissioner") within the Maryland Department of Labor, Licensing, and Regulation (the "Department of Labor") is conducting an investigation into whether Driver should have provided advance notice of certain purchases of First United common stock. The Maryland Commissioner is not conducting an investigation "of" Driver or "into" Driver, or otherwise alleging any wrongdoing or malfeasance by Driver.
Does the Investigation affect my ability to vote my shares?	No, the Investigation does not affect your ability to vote your shares and Driver believes that your vote is now more important than ever. Even First United recognizes in its definitive proxy statement that absent an adverse determination prior to the Annual Meeting, the existence of the Investigation has no effect on Driver's nominations.
Will Driver be able to vote its shares?	Yes. Unless and until an adjudication that Driver violated any law—which Driver does not anticipate—Driver is entitled to vote its shares to elect directors, as any other shareholder. Driver does not believe there is any merit to the Investigation in fact or law, and does not believe there is any likelihood that Driver will be prohibited from voting its shares. Driver is prepared and willing to protect its shareholder rights in court if necessary.
Is Driver able to nominate candidates for election to director?	Yes. Driver, like anyone else who holds shares of common stock, is entitled to nominate candidates for election to director. In its definitive proxy statement, First United recognizes that Driver's nominations are valid notwithstanding the pendency of the Investigation. While First United speculates in its proxy statement that an adverse finding by the Maryland Commissioner might impact those nominations if made before the Annual Meeting, Driver believes First United's view is <u>wrong</u> both as to the potential impact of the Commissioner's investigation and the meaning of First United's bylaws. We believe these statements are intended primarily to <u>dissuade</u> shareholders from voting for Driver's Nominees. Driver is prepared and willing to defend its right to nominate candidates for election to director, in court if necessary.
Should the existence of the Investigation impact my voting decision?	That is up to you, but Driver understands that First United has spoken with the Maryland Commissioner specifically about the Investigation, and suspects that the Investigation was opened in response to a request by First United as part of a larger campaign by First United's Board to further entrench themselves—a campaign that, if successful, Driver believes will have a negative impact on shareholder value. To be clear, the Investigation relates solely to a narrow legal question of whether the advance notice provisions of a seldom-used Maryland statute regulating purchases of controlling interests in Maryland banks (and bank holding companies) should apply to some portion of Driver's purchases of a minority interest in First United shares. We regard it as a distraction that should have no bearing on any shareholder's voting decision, notwithstanding the grossly misleading characterizations made by First United's existing management.

DRIVER MANAGEMENT COMPANY LLC 91

What is the investigation?	As noted above, the Maryland Commissioner has opened an investigation in response to notice by an unnamed party that purchases of First United common stock by Driver totaled more than 5% of FUNC's outstanding stock.
Who is the Maryland Commissioner and what are they investigating?	The Maryland Commissioner is the primary state regulator of First United's subsidiary First United Bank & Trust (the "Bank"). Maryland has a state law, codified at § 3-314 of the Financial Institutions Article ("Section 3-314"), dealing with the acquisition of a controlling interest in a Maryland bank or bank holding company. The controlling interest is described by the statute as a "Stock Acquisition." Driver has been aware of Section 3-314 since before its earliest purchase of First United common stock, and has never believed it to apply to these circumstances.
What is a Stock Acquisition?	The relevant provision of Section 3-314, defines a Stock Acquisition as: An acquisition of the outstanding voting stock of a commercial bank or bank holding company in this State, if the acquisition will affect the power to direct or to cause the direction of the management or policy of any banking institution or bank holding company. Since its adoption in 1979, the statute has always been concerned only with purchases resulting in a change in control, which is not present here. There is no reported decision of the Maryland Commissioner ever finding an investor to have made a Stock Acquisition in these circumstances.
Why is the Maryland Commissioner involved?	Driver does not know what led the Maryland Commissioner to open an investigation under Section 3-314, but Driver recognizes that: ▪ First, the language of Section 3-314 extends the scope of the statute to include bank holding companies in Maryland; and ▪ Second, the number of Maryland chartered banks has been shrinking due to consolidation, and the Maryland Commissioner may have an interest in protecting Maryland state-chartered banks, even from their (indirect) shareholders.
Does Driver own stock in the Bank?	No. Driver, like all other public stockholders, owns shares of First United, a bank holding company registered with and regulated by the Board of Governors of the Federal Reserve System (the "Federal Reserve"); the Bank is a subsidiary, and the primary asset, of First United.
Is the Federal Reserve investigating Driver?	No, the Federal Reserve is not investigating Driver.
What does it mean to "affect the power to direct or cause the direction of the management or policy" of a bank holding company?	Driver believes this language was intended to refer to control over a bank holding company, in part because pursuant to the Bank Holding Company Act, a person has control over a bank if that person "directly or indirectly exercises a controlling definition influence over the management or policies" of a bank holding company. The Maryland Department of Labor has described the statute as applying to a "purchaser of control" over a bank holding company, and the Maryland legislature stated that its purpose was to regulate transactions "which will result in a change in the control of a banking institution or bank holding company."
Does Driver control First United?	As a legal matter, based on a recent rule issued by the Federal Reserve on the very subject of control of bank holding companies, Driver does not control First United.
Driver wanted First United to sell—does that have anything to do with control?	As First United seems to have quite easily ignored Driver's (and other shareholders') requests that First United explore a sale, Driver believes it is obvious that Driver neither controls First United nor has any "power to direct or cause the direction of management or policies" of First United.

What about directors? If Driver's nominees are elected to the First United Board, will Driver control First United?	If all Driver's nominees are elected, Driver will demonstrate to the Federal Reserve that none of Driver's nominees are representing only the interests of Driver (and that they will be representing the interests of all shareholders) on the First United Board and, if the Federal Reserve does not agree, then Driver may sell some of its shares so that it owns less than 5% of the outstanding shares of First United common stock; in either case, Driver will not been deemed to control First United.
So, if Driver doesn't control First United, why is the Maryland Commissioner investigating Driver?	Under Section 3-314, "if there is any doubt as to whether the stock acquisition will affect the power to direct or cause the direction" of a bank holding company, a person is supposed to get prior approval from the Maryland Commissioner before making a Stock Acquisition.
Why didn't Driver just go get prior approval from the Maryland Commissioner before buying any shares of First United?	Driver did not have any doubt that buying shares would not "affect the power to direct or cause the direction" of First United and, quite frankly, is surprised that the Maryland Commissioner would consider that simply buying a small minority interest (even an approximately 5% interest) in a publicly traded bank holding company through the purchase of shares in the open market could possibly rise to the level of a change in control that might trigger the statute.
Driver seems pretty sure about that—it is it really so cut and dried?	Driver believes it is very cut and dried based on the following analysis: • Driver owns 5.07% of the outstanding shares of First United common stock and currently has no other relationship (such as having nominated a First United Board member or doing a material amount of business with First United); • Driver has the same limited rights as any other shareholder, which primarily consist of the right to vote to elect directors; and • Based on Driver's extensive review of guidance and a proposed and now final rulemaking by the Federal Reserve, Driver would not be deemed to control First United.
Why did Driver look at what the Federal Reserve had to say if this is a Maryland law? Why didn't Driver just look at what the Maryland Commissioner has said about the subject?	The Maryland Commissioner has never offered any guidance on how the vague language of Section 3-314 should be interpreted, and to Driver's knowledge, Section 3-314 has only ever been cited by a court in one decision twenty years ago. Driver relied upon what the Federal Reserve has said on the subject because (i) the Federal Reserve has frequently addressed the issue of what constitutes control of a bank holding company, (ii) the Federal Reserve has previously issued extensive guidance on the subject and, in fact, had recently proposed a comprehensive modification to the control rule, and (iii) First United is a bank holding company organized pursuant to the Bank Holding Company Act and subject to regulation by the Federal Reserve as its primary federal regulator.
Has the Maryland Commissioner ever investigated a person for violating Section 3-314 before?	Other than with respect to the one court reference from more than twenty years ago, Driver is unaware of anyone who has been investigated by the Maryland Commissioner for compliance with Section 3-314. Driver has specifically requested, including through a formal Public Information Act request (Maryland's counterpart to FOIA), that the Maryland Commissioner provide Driver with examples of any instances where the Maryland Commissioner has investigated a person for violating Section 3-314. To date, the Maryland Commissioner has not responded.

Has the Maryland Commissioner provided Driver with any examples of investigations of persons for violating Section 3-314?	No, the Maryland Commissioner has not provided Driver with any examples of other investigations. Several publicly traded bank holding companies in Maryland have shareholders with larger (in some cases, substantially larger) ownership interests than Driver has in First United.
Aren't there a number of other publicly traded bank holding companies in Maryland who have shareholders with larger ownership interests than Driver? If the Maryland Commissioner is investigating Driver, should they also have investigated those other larger shareholders?	Yes, several publicly traded bank holding companies in Maryland have shareholders with larger (in some cases, substantially larger) ownership interests than Driver has in First United and that is a good question.
When did this investigation start?	Driver was first notified of the investigation by the Maryland Commissioner on January 21, 2020.
When did Driver buy its shares in First United?	Driver began buying shares of First United in early 2019 and had purchased 360,637 shares by the end of August 2019.
Was Driver trying to hide the fact that it owned shares of First United?	No, not only did Driver first publicly call for a sale of First United in March 2019 (and publicly disclose then that it owned shares of First United), but Driver began filing ownership reports on Schedule 13D on September 5, 2019—in fact from that date until the date that Driver was notified by the Maryland Commissioner that it was under investigation for potentially making a Stock Acquisition, Driver filed thirteen ownership reports with the SEC, as well as a plethora of proxy soliciting materials and frequently spoke to various media outlets regarding its position in, and views on, First United.
If it was so well known that Driver owned more than 5% of the outstanding shares of First United, why did the Maryland Commissioner wait so long to start investigating Driver?	Driver doesn't know, but believes that the Maryland Commissioner began its investigation in response to a request from First United.
Why would First United want the Maryland Commissioner to investigate Driver?	We have been highly critical (with, in our view, abundant good reason) of First United's Board and management team, and we have pushed First United to explore a sale, which could put the interests of the Board and management team (interests that are not shared with shareholders generally) at risk. We are also currently trying to replace three of the current Board members, so First United probably sees us as a significant threat to the status quo.
Is the Maryland Commissioner supposed to protect boards and management teams from their shareholders?	Driver does not believe that the role of the Maryland Commissioner is to protect boards and management teams from their shareholders and suspects that the Maryland Commissioner may have started its investigation based on an extremely biased and likely materially inaccurate summary of the situation provided by First United.
What is Section 3-314 intended to do?	Section 3-314 is intended to help ensure the safety and soundness of Maryland banks and prevent anticompetitive activity: in fact the Maryland Commissioner may only deny approval for a Stock Acquisition that it "determines to be anticompetitive or to threaten the safety and soundness of a banking institution."

Is Driver's ownership of First United shares anticompetitive or threaten the safety or soundness of First United?	Driver's ownership of First United shares has no impact on competition or First United's safety and soundness—indeed, Driver believes that the primary threat to First United's safety and soundness comes from the continued control of First United by a CEO and certain First United Board members who implemented and endorsed a series of disastrous strategies prior to and during the Financial Crisis that resulted in tens of millions of dollars of destroyed shareholder value as well as regulatory action.
What happens if the Maryland Commissioner finds that Driver improperly failed to seek its prior approval for a Stock Acquisition?	Under the terms of Section 3-314, if Driver is found to have violated the advance notice provisions for a Stock Acquisition, as that term is defined in the statute, then Driver's voting rights as to those shares could be suspended for five years. The first step in obtaining such a judgment would be a finding by the Maryland Commissioner upon the conclusion of its investigation, supported by evidence obtained through the investigation, that Driver had an obligation to seek its prior approval for some portion of the shares purchased.
Five years seems a little extreme doesn't it?	Yes and the only court that, as far as Driver knows, has ever considered Section 3-314 felt that way too.
Is Driver regulated by the Maryland Commissioner? How would the Maryland Commissioner prevent Driver from voting its shares?	Driver is <u>not</u> regulated by the Maryland Commissioner and it is unclear (at best) how the Maryland Commissioner would or could limit Driver's fundamental shareholder right to vote—what is clear, however, is that Driver would defend its fundamental rights as a shareholder in a court of competent jurisdiction.
What is happening with the investigation now?	While Driver has informed the Maryland Commissioner that it does not believe the investigation is warranted by the facts or applicable law and made a detailed and well researched submission to the Maryland Commissioner in support, Driver is currently cooperating with the Maryland Commissioner's investigation in order to quickly resolve what Driver regards as an unfortunate distraction from the more important task of bringing needed change to First United's Board.
Does the investigation affect Driver's ability to nominate candidates for director?	No—while Driver is aware that First United has expressed a contrary view (conditioned on the Maryland Commissioner making an adverse finding before the Annual Meeting), Driver believes that view is based on an intentionally tortured reading of this provision from First United's Bylaws: *Nomination for election of members of the Board of Directors may be made by the Board of Directors or by any stockholder of any outstanding class of capital stock of the Corporation entitled to vote for the election of Directors.* Driver believes that as a holder of shares of common stock (which is the only class of First United's capital stock entitled to vote for the election of directors), the investigation and its outcome have no bearing on Driver's right to nominate candidates for election to director and is prepared and willing to defend that right in court.